04031392

AR/S

P.E.
1/31/04

Whitehall Jewellers, Inc. 2003 annual report

our mission

Founded in 1895, Whitehall Jewellers, Inc. is a leading national specialty retailer of fine jewelry. The Company operates 385 stores in regional and superregional malls in 38 states under the names Whitehall Jewellers, Lundstrom Jewelers and Marks Bros. Jewelers. Whitehall Jewellers, Inc. Common Stock is traded on the New York Stock Exchange under the symbol "JWL."

To Our Shareholders

Many times over the course of its nearly 110-year history, Whitehall Jewellers has relied on its strong relationships with its customers, suppliers and employees to overcome challenges to its business. Fiscal 2003 was such a year. These challenges included a war and a difficult economic environment during the first half of 2003, as well as the Capital Factors lawsuit and related investigations by the Securities and Exchange Commission and the United States Attorney.

After enduring the consequences of the war and continued difficult economic conditions in the first half of the year, the Company gained positive sales momentum in the second half of the year, culminating in a solid Christmas selling season. This success resulted largely from the implementation of numerous sales-focused initiatives, which had been launched at the beginning of 2003. While these programs


$1,000 +

sales per square foot

The Company has operated productive stores averaging over $1,000 in annual sales per square foot.

required significant energy and resources to implement, they gained traction over the course of the year and included the following:

- The introduction of Movado and ESQ watch lines, which complement Whitehall's more upscale jewelry presentation;
- The improvement of special "in-store" events that create value for our customers and opportunities for our sales associates;
- The introduction of new jewelry displays to enhance our product presentation;
- The establishment of a new "Target Store" program, highlighting our commitment to improving operations in under-performing stores; and
- The implementation of new hiring, training and store consistency initiatives.

While these programs focus on our existing stores, we continue to recognize the importance of opening new stores. In 2003, we added 21 new stores in regional malls located throughout the country. In addition, we implemented new procedures, designed to improve new store performance. These included detailed planning for our new store openings as well as an improved training process. As a result, new stores within their first year generated at over 80% of average store sales levels.

Total sales in fiscal 2003 increased 1.1% to $344.7 million. Annual numbers, however, don't tell the full story. Comparable store sales during the first six months of the year were down 7.9%. On the other hand, in the third quarter, comparable store sales were up 3.9% and further improved to a 6% comparable store increase in the fourth quarter.

Gross profit for the year was down, primarily pressured by sales mix and the higher cost of gold. Our increase in operating expenses was significantly impacted by higher professional fees primarily attributable to the Capital Factors matters and related investigations plus the litigation reserve taken in connection with these matters. The increase in these two expenses over last year totaled $18.9 million ($12.1 million after tax) or $0.86 per share.

As reported last August, Whitehall, among other parties, was named in several lawsuits which allege that Cosmopolitan Gem Corp. defrauded Capital Factors and that Whitehall, among other parties, aided and abetted in the alleged fraud. The Company, through outside counsel and under the direction of the Board of Directors, conducted an internal investigation into the matters that are the subject of this litigation. In December 2003 the Company terminated its Chief Financial Officer.


Comp Store Sales FY 2003
20%
15%
10%
5%
0
(5%)
(10%)
(15%)
(20%)
Q1
(8.7%)
Q2
(7.2%)
3.9%
Q3
6.0%
Q4

comparable store sales

Comparable store sales grew during fiscal year 2003 culminating in a solid 6% increase in the fourth fiscal quarter.

In addition, as a result of other information developed during the investigation, the Executive Vice President of Merchandise was also terminated. The Company has fully cooperated and continues to fully cooperate with the Securities and Exchange Commission and the United States Attorney in connection with their respective investigations.

Based on current circumstances as we understand them, in the fourth quarter the Company recorded a reserve for contingencies for these matters in accordance with the provisions of Financial Accounting Standards #5 in the amount of $5.5 million after income taxes or $0.39 per share.

As previously disclosed, in early February three class action complaints were filed against the Company and certain of its officers alleging securities laws violations. The Company intends to defend itself vigorously against these lawsuits.

Over the last months Whitehall has taken numerous concrete steps to augment its internal financial, merchandise and compliance controls. In addition, the Company is engaged in a search to hire three senior members of management, which will deepen its management strength. These positions include newly created positions of Chief Operating Officer and, later this year, a General Counsel. We are also actively recruiting to fill the position of Executive Vice President of Merchandise. The Company recently hired a Director of Internal Audit, who reports directly to the Chairman of the Audit Committee. The Company also has strengthened its accounting organization.

Earlier this year John Desjardins and Matthew Patinkin resigned from the Board of Directors. As a result, we have a Board that is comprised of a higher proportion of independent directors. We once again want to thank John and Matthew for their years of service on the Board. They remain officers of the Company.

While some of the steps we have taken have costs associated with them and we also expect higher than normal professional fees as we work to resolve the Capital Factors related matters, we are pleased with the progress the Company made during the second half of last year in its underlying operations. Most importantly, we have a dedicated team of employees who are focused on improving the Company's business.

Hugh M. Patinkin
Chairman of the Board
Chief Executive Officer and President
May 11, 2004

National Presence

Alabama	4	Indiana	5	New Hampshire	4	South Carolina	3
Arizona	13	Kentucky	1	New Jersey	16	South Dakota	1
California	50	Louisiana	2	New Mexico	3	Tennessee	6
Colorado	5	Maryland	6	New York	20	Texas	31
Connecticut	10	Massachusetts	7	North Carolina	20	Virginia	14
Delaware	3	Michigan	5	Ohio	7	Washington	7
Florida	42	Minnesota	8	Oklahoma	4	West Virginia	1
Georgia	12	Missouri	9	Oregon	3	Wisconsin	3
Illinois	33	Nebraska	3	Pennsylvania	16		
		Nevada	7	Rhode Island	1		



locations

Whitehall's real estate strategy is to identify high-traffic locations in regional malls throughout the country. Our stores are small and inviting with open storefronts that present our merchandise and sales associates prominently to mall shoppers. Whitehall operates 385 stores in 38 states.

The Whitehall Model

Our *real estate strategy* is an important element of our business model. We believe that we have a competitive advantage in obtaining high traffic, "center court" locations in desirable regional and super-regional malls throughout the country. Our stores are small and inviting, and provide our customers with a comfortable and welcoming shopping environment. The stores' open, attractive design appeal to customers, while facilitating foot traffic and enhancing sales opportunities. Furthermore, the stores' small, flexible format (which lowers our fixed occupancy costs) and high productivity are desirable to mall owners.

Our *merchandise strategy* is to offer a selection of fine jewelry, focusing on diamond, gold, precious and semi-precious jewelry and watches. About half our sales consist of bridal jewelry (historically the most stable part of a jeweler's business), and traditionally about 15 percent of our sales are generated by items priced above $3,000. In fiscal 2003, over 30 percent of our sales were generated by items priced at $1,500 or more.

Our *"no risk" credit policy* protects our business from problems associated with customers' failure to pay. When purchasing on credit, customers must use their personal credit cards (e.g., Visa, MasterCard, American Express and others) or our private label credit card (which is available through a third party and is non-recourse to us). This policy limits credit risk associated with a customer's failure to pay. Recourse against us is limited to those cases where the receivable itself is defective. We generally receive cash payment for private-label credit purchases in two business days.

Our *strategy for increasing in-store productivity* is focused on our store personnel. We believe that the quality of our sales personnel is important to our success. Compensation and bonus programs reinforce sales and margin goals. We seek to enhance the selling skills of our sales associates through recruitment of experienced sales personnel and ongoing training programs. Many non-sale activities are centralized, allowing sales personnel to focus on our customers.

Selected Historical Financial and Operating Data

The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for the fiscal year ended January 31, 2004 (fiscal 2003) and each of the four prior fiscal years are derived from audited financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements appearing elsewhere herein.

(in thousands, except per share and selected operating data)	Fiscal 2003	Fiscal 2002	Fiscal 2001	Fiscal 2000	Fiscal 1999
STATEMENT OF OPERATIONS DATA:					
Net sales	$ 344,655	$ 341,037	$ 338,911	$ 355,065	$ 315,406
Cost of sales (including buying and occupancy expenses)	217,622	213,242	207,227	217,344	182,898
Gross profit	127,033	127,795	131,684	137,721	132,508
Selling, general and administrative expenses(1)	114,624	104,891	108,481	112,706	91,874
Professional fees and other charges(2)	21,874	2,899	1,494	2,894	3,378
(Loss) income from operations	(9,465)	20,005	21,709	22,121	37,256
Interest expense	4,110	4,341	6,902	5,757	5,819
(Loss) income before income taxes	(13,575)	15,664	14,807	16,364	31,437
Income tax (benefit) expense	(4,861)	5,970	5,153	6,103	12,103
(Loss) income before cumulative effect of accounting change	(8,714)	9,694	9,654	10,261	19,334
Cumulative effect of accounting change, net(3)	—	—	—	(3,068)	—
Net (loss) income	$ (8,714)	$ 9,694	$ 9,654	$ 7,193	$ 19,334
DILUTED EARNINGS PER SHARE:					
(Loss) income before cumulative effect of accounting change	$ (0.62)	$ 0.64	$ 0.66	$ 0.64	$ 1.28
Selected Operating Data:					
Stores open at end of period	380	370	364	348	290
Average net sales per store(4)	$ 925,000	$ 925,000	$ 952,000	$1,116,000	$1,163,000
Average net sales per gross square foot(5)	$ 1,066	$ 1,068	$ 1,093	$ 1,286	$ 1,319
Average merchandise sale	$ 285	$ 302	$ 304	$ 319	$ 303
Comparable store sales (decrease) increase(6)	(0.6%)	(1.9%)	(10.7%)	(1.7%)	11.0%
Balance Sheet Data (at end of period)					
Merchandise inventories	$ 206,146	$ 196,694	$ 173,098	$ 184,185	$ 147,691
Working capital	45,678	57,777	52,658	46,074	31,338
Total assets	286,997	272,479	252,091	261,926	219,363
Total debt	80,980	99,630	45,667	61,860	59,007
Stockholders' equity, net	105,768	117,901	113,145	103,058	71,928

(1) In fiscal 2002, the Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets," and has discontinued amortization of goodwill. (See Note 7)
(2) Includes legal, accounting and consulting services expenses, litigation charges and severance accruals.
(3) Reflects net cumulative effect in the change in accounting for layaway sales.
(4) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.
(5) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores.
(6) Comparable store sales are defined as net sales of stores which are operating for the month in the current reporting period as well as open for the same month during the prior year reporting period. Fiscal year 1999 includes sales from the acquired Jewel Box stores from February through July 1999 and from October through January 2000.

Management's Discussion and Analysis

of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto. This section contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements disclosure at the end of this section.

Overview The Company is a leading national retailer of fine jewelry (based on number of stores) operating 380 stores in 38 states as of January 31, 2004. The Company offers a selection of merchandise in the following categories: diamond, gold, precious and semi-precious jewelry and watches, an approach oriented toward the Company's target customer base, middle to upper-middle income men and women over 25 years of age. Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general economy and perceptions of such conditions affecting disposable consumer income. During the first half of fiscal 2003, a lackluster economy, lower consumer confidence and an unstable geopolitical environment resulted in lower comparable store sales than in the prior fiscal year. However, general economic conditions and consumer confidence improved in the second half of fiscal 2003 and along with increased sales generated from new sales focused initiatives and the expansion of the watch lines carried in inventory, comparable store sales in the last six months of fiscal 2003 increased 5.3% over the prior year period. Comparable store sales for the full fiscal year of 2003 decreased $1.9 million, or 0.6%, from the prior year.

Notwithstanding the increase in sales during the second half of fiscal 2003, the Company experienced a net loss of $8.7 million for fiscal 2003, versus net income of $9.7 million for fiscal 2002. During fiscal 2003, the Company, among other parties, was named in several lawsuits, which allege that Cosmopolitan Gem Corp. defrauded Capital Factors, Inc. and the Company, among other parties, aided and abetted in the alleged fraud. The Company's fiscal 2003 net loss resulted primarily from a significant increase in expenses in the fourth quarter of fiscal 2003, principally relating to the Capital Factors civil litigation, investigations of the United States Attorney's Office and the Securities and Exchange Commission (the "SEC") of the matters alleged in the Capital Factors litigation and an internal investigation by the Company, through outside counsel and under the direction of the Board of Directors, in connection with these matters. Professional fees increased by approximately $8.6 million in the fourth quarter over the prior year. While the Company expects increased professional fees to continue, such fees have been significantly lower since the end of fiscal 2003. In addition, as previously disclosed in a press release furnished to the SEC under cover of a Current Report on Form 8-K dated March 23, 2004, during the fourth quarter of the fiscal year ended January 31, 2004, the Company accrued a litigation reserve of $6.0 million in connection with the consolidated Capital Factors actions and the United States Attorney and SEC investigations. Since March 23, 2004, the Company has engaged in additional settlement negotiations relating to these matters. In light of developments in the ongoing settlement discussions, the Company has accrued an additional reserve for the fourth quarter of the fiscal year ended January 31, 2004, in the amount of $2.6 million, with respect to these matters. (See Note 16 to the financial statements.) There are no assurances that the Company will be able to reach a settlement with any of the parties to the consolidated Capital Factors actions, or that such a settlement or settlements, as the case may be, will be for the amount recorded as a reserve. However, the Company currently believes that it is more likely than not that it will reach a settlement or settlements, as the case may be, pertaining to the consolidated Capital Factors actions in the near term. The Company is unable at this time to predict the ultimate outcome of the consolidated Capital Factors actions or the United States Attorney and SEC investigations. Lastly, the Company also recorded $1.0 million in the fourth quarter for certain severance related costs that were governed by existing severance agreements.

The Board of Directors of the Company has adopted corporate governance guidelines designed to formalize existing Board practices, such as regular meetings of the non-executive directors, and to address other governance matters, such as criteria for Board membership. In addition, the composition of the Board of Directors has been changed, resulting in a higher percentage of independent directors. The Board also is considering additional measures designed to enhance the continued independence of the Board.

As a result of the Company's internal investigation described above and the terminations of the Company's Chief Financial Officer and Executive Vice President, Merchandising, arising out of that investigation, the Board and management are undertaking several changes in the Company's management structure. In particular, the Company is in the process of conducting a search for a Chief Operating Officer, a newly created position, who will have significant responsibility for the day-to-day operations of the Company. In addition, the Company plans to hire a new Executive Vice President, Merchandising. The Company also plans to hire a General Counsel, a newly created position, who will oversee all legal matters and serve as the Company's Chief Corporate Compliance Officer. The Company has already hired a Director of Internal Audit who reports directly to the Chairman of the Audit Committee of the Board of Directors. These changes will result in an increase in the Company's personnel costs.

During February 2004, the Company was named in several putative class action complaints, as further described in Note 16 to the financial statements. The Company intends to vigorously contest these complaints and exercise all of its rights and remedies.

The Company's business is highly seasonal. During fiscal 2003, a significant portion of the Company's sales, and net income of $4.3 million, was generated during the fourth fiscal quarter ending January 31, 2004, as compared to a net loss of $13.0 million experienced in the previous three quarters. Historically, income generated in the fourth fiscal quarter ending each January 31 represents all or a majority of the income generated during the fiscal year. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue. The Company's quarterly and annual results of operations may fluctuate significantly as a result of factors including, among others: increases or decreases in comparable store sales; the timing of new store openings; net sales contributed by new stores; timing of certain holidays and Company-initiated special events; changes in the Company's merchandise; marketing or credit programs; general economic, industry, weather conditions and disastrous national events that affect consumer spending as well as pricing, merchandising, marketing, credit and other programs of competitors.

Results of Operations The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.

Percentage of net sales	Fiscal 2003	Fiscal 2002	Fiscal 2001
Net sales	100%	100%	100%
Cost of sales (including buying and occupancy expenses)	63.1	62.5	61.1
Gross profit	36.9	37.5	38.9
Selling, general and administrative expenses	33.3	30.8	32.0
Professional fees and other charges	6.3	0.8	0.5
(Loss) income from operations	(2.7)	5.9	6.4
Interest expense	1.2	1.3	2.0
(Loss) income before income taxes	(3.9)	4.6	4.4
Income tax (benefit) expense	(1.4)	1.8	1.5
Net (loss) income	(2.5%)	2.8%	2.9%

Fiscal 2003 Compared to Fiscal 2002

NET SALES Net sales increased $3.7 million, or 1.1%, to $344.7 million in fiscal 2003 from $341.0 million in fiscal 2002. Comparable store sales decreased $1.9 million, or 0.6%, in fiscal 2003. The slower economy and lower consumer confidence had a negative impact on sales, which was partially offset by increased sales generated from new promotional initiatives, including semi-annual two-day events and the enhancement of other special promotions and the expansion of the watch lines carried in inventory. These new initiatives were introduced primarily during the first three quarters of fiscal 2003. Comparable store sales in the first six months of fiscal 2003 decreased 7.9% while comparable sales in the last six months of fiscal 2003 increased 5.3%. Additionally, sales were lower by $6.5 million due to store closings and stores closed for remodeling for limited periods and by $1.9 million due to changes in sales returns and allowances, of which, $0.3 million was due to fiscal 2003 reserve activity. The remaining $1.6 million change in the reserve for sales returns and allowances reflects the historical trends in returns which are governed by the Company's return policies and management's initiatives to ensure compliance with those policies which resulted in a reduction in the sales returns and allowances in fiscal 2002.

These decreases were offset by sales from new store openings of $14.0 million. The Company plans to significantly reduce new store openings in fiscal 2004. The total number of merchandise units sold increased 7.7% in fiscal 2003 compared to fiscal 2002 while the average price per item sold decreased by approximately 5.7% to $285 in fiscal 2003 from $302 in fiscal 2002. The decline in average price per merchandise sale and the increase in the number of merchandise units sold was primarily due to a significant increase in the number of lower price-point advertised items sold during promotional events during fiscal 2003 compared to fiscal 2002. The Company plans to continue these promotional initiatives in fiscal 2004. The Company opened 21 new stores and closed 11 stores during fiscal 2003, increasing the number of stores operated to 380 as of January 31, 2004 from 370 as of January 31, 2003.

GROSS PROFIT Gross profit decreased $0.8 million, or 0.6%, to $127.0 million in fiscal 2003, from $127.8 million in fiscal 2002. As a percentage of net sales, gross profit decreased to 36.9% in fiscal 2003 from 37.5% in fiscal 2002. The gross profit rate was negatively impacted by an increase in the cost of gold and an increase mix in watch sales, which carry a lower margin than other categories, a decrease in the mix of diamond and gold merchandise sales which carry a higher gross margin, as well as the competitive pricing environment. These declines in gross margin were partially offset by lower inventory cost associated with higher vendor discounts and allowances compared to the same period in the prior year. Store occupancy and buying expenses, which increased at a higher rate than the increase in sales, also contributed to the reduction in gross profit percentage. In response to the increased cost of gold, beginning in March 2004, the Company has increased prices of certain items, primarily in gold merchandise categories, which may result in gross profit rate improvements. The Company expects higher watch sales to have a continued negative impact on gross profit rate.

EXPENSES Selling, general and administrative expenses, excluding professional fees and other charges, in fiscal 2003 increased $9.7 million, or 9.3%, to $114.6 million from $104.9 million in fiscal 2002. As a percentage of net sales, selling, general and administrative expenses increased to 33.3% in fiscal 2003 from 30.8% in fiscal 2002. Higher personnel expense ($3.6 million), higher other expense ($3.9 million), and higher advertising expense ($2.5 million) were partially offset by lower credit expense ($0.5 million). These dollar increases primarily related to operating costs associated with new store openings. During fiscal 2003, the Company opened 21 new stores, as compared 17 new stores in the prior year. Payroll costs increased primarily due to the increased number of stores and the addition of support office positions and enhancing the hiring requirements and compensation associated with new personnel in fiscal 2003. The increase in other expense is primarily due to the increase in the number of stores, increases in insurance expense ($0.9 million) and increases in accruals for state and local taxes ($0.6 million). Advertising expense increased due to new promotional initiatives in 2003 and the impact of the adoption of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") as of the beginning of this fiscal year. To the extent the Company's agreements with merchandise vendors provide credits for co-op advertising, the Company has historically classified such credits as a reduction to advertising expense in selling, general and administrative expenses. EITF 02-16, which was effective for all arrangements entered into after December 31, 2002, requires certain merchandise vendor allowances to be classified as a reduction to inventory cost unless evidence exists supporting an alternative classification. During fiscal year 2003, the Company received $2.7 million of vendor allowances for advertising. Credit expense decreased due to lower historical experience in fiscal 2003 associated with exposures for chargebacks on credit card receivables that have already been collected. The decrease in credit expense was partially offset by higher credit card discounts due to increased credit card sales.

Professional fees and other charges increased by $19.0 million to $21.9 million in fiscal 2003 from $2.9 million in fiscal 2002, primarily associated with the Capital Factors matters described in Note 16 in the financial statements. As required by Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies," the Company determines whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As previously disclosed in a press release furnished to the SEC under cover of a Current Report on Form 8-K dated March 23, 2004, during the fourth quarter of the fiscal year ended January 31, 2004, the Company accrued a litigation reserve of $6.0 million for the consolidated Capital Factors actions and the United States Attorney and SEC investigations. Since March 23, 2004, the Company has engaged in additional settlement negotiations relating to these matters. In light of developments in the ongoing settlement discussions, the Company has accrued an additional reserve for the fourth quarter of the fiscal year ended January 31, 2004, of $2.6 million, with respect to these matters. See Note 16 to the financial statements. There are no assurances that the Company will be able to reach a settlement with any of the parties to the consolidated Capital Factors actions or that such a settlement or settlements, as the case may be, will be for the amount recorded as a reserve. However, the Company currently believes that it is more likely than not that it will reach a settlement or settlements, as the case may be, pertaining to the consolidated Capital Factors actions in the near term. Given the amounts sought in the consolidated Capital Factors actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in excess of the amount recorded could occur and could have a material adverse effect on the Company's results of operations, financial condition or liquidity. The Company is unable at this time to predict the ultimate outcome of the consolidated Capital Factors actions or the United States Attorney and SEC investigations. Professional fees of approximately $9.6 million incurred as a result of the consolidated Capital Factors actions, the United States Attorney and SEC investigations, and the Company's internal investigation, have been expensed through January 31, 2004. The Company also recorded approximately $1.0 million for certain severance related costs that were governed by existing severance agreements.

(LOSS) INCOME FROM OPERATIONS As a result of the factors discussed above, loss from operations was $9.5 million in fiscal 2003 compared to income from operations of $20.0 million in fiscal 2002. As a percentage of net sales, loss from operations was 2.7% in fiscal 2003 as compared to income from operations in fiscal 2002 of 5.9%.

INTEREST EXPENSE Interest expense decreased $0.2 million, or 5.3%, to $4.1 million in fiscal 2003 from $4.3 million in fiscal 2002. The decrease in interest expense resulted from lower average interest rates, which were partially offset by higher average outstanding borrowings and the write-off of deferred loan costs associated with the prior credit facility.

INCOME TAX (BENEFIT) EXPENSE Income tax effective rate decreased in fiscal 2003 to 35.8% from 38.1% in fiscal 2002. The income tax benefit associated with the loss in fiscal 2003 was partially offset by a change in the Company's valuation allowance with respect to the Company's current expected ability to use certain state income tax net operating loss carry forwards, resulting in a decrease in the effective tax rate.

Fiscal 2002 Compared to Fiscal 2001

NET SALES Net sales increased $2.1 million, or 0.6%, to $341.0 million in fiscal 2002 from $338.9 million in fiscal 2001. Comparable store sales decreased $6.4 million, or 1.9%, in fiscal 2002. Additionally, sales were lower by $5.8 million due to store closings and stores closed for remodeling for limited periods. These decreases were offset by sales from new store openings of $12.5 million and a reduction in the reserve for sales returns and allowances of $1.6 million. The total number of merchandise units sold slightly increased compared to fiscal 2001, while the average price per merchandise item sold decreased by approximately 0.7% to $302 in fiscal 2002 from $304 in fiscal 2001, reflecting a continued reduction in consumer demand for higher priced items. Comparable store sales decreased in fiscal 2002 primarily due to the recession and lower consumer confidence. The reduction in the reserve for sales returns and allowances reflects the historical trends in returns which are governed by the Company's return policies and management's initiatives to ensure compliance with those policies. Credit sales increased to 40.6% in fiscal 2002 from 40.1% in fiscal 2001. Higher third party credit sales resulted from more aggressive promotional credit activities which were partially offset by lower third party finance contract sales. The Company opened 17 new stores and closed 11 stores during fiscal 2002, increasing the number of stores operated to 370 as of January 31, 2003 from 364 as of January 31, 2002.

GROSS PROFIT Gross profit decreased $3.9 million, or 3.0%, to $127.8 million in fiscal 2002 from $131.7 in fiscal 2001. As a percentage of net sales, gross profit decreased to 37.5% in fiscal 2002 from 38.9% in fiscal 2001. During fiscal 2002, gross merchandise margin declined by approximately 100 basis points compared to fiscal 2001. This decline resulted from, among other things, an increase in promotional pricing activity and an increase in the mix of sales of lower margin diamond merchandise. Store occupancy and buying expenses which increased at a higher rate than the increase in sales, also contributed to the reduction in gross profit percentage. These declines in gross profit were somewhat offset by better experience associated with sales returns and allowances.

In August 2002, the Company delivered gold to its banks extinguishing all existing Company gold consignment obligations under the Credit Agreement. This had the effect of increasing the weighted average cost of gold available for retail sale by the Company, resulting in a higher weighted average cost of sales in future periods. The Company then estimated that future costs of sales would be approximately $1.5 million greater based on the effect of the transaction on the weighted average cost of gold product in its inventory. Approximately $725,000 of this increase in cost of sales is reflected in the year ended January 31, 2003. This purchase increased the Company's inventory by $20.5 million and was funded by revolver loan borrowings.

EXPENSES The Company's continued efforts to improve its expense structure resulted in a decrease in selling, general and administrative expenses, excluding professional fees and other charges, of $3.6 million, or 3.3%, to $104.9 million in fiscal 2002 from $108.5 million in fiscal 2001, while opening 17 new stores. As a percentage of net sales, selling, general and administrative expenses decreased to 30.8% in fiscal 2002 from 32.0% in fiscal 2001. The dollar decrease was primarily related to lower personnel expense ($2.0 million), lower other expenses ($2.9 million) and lower advertising costs ($0.5 million), somewhat offset by higher credit expense ($2.3 million). Selling, general and administrative expense attributable to 17 stores opened in fiscal 2002 and 27 stores opened in fiscal 2001 were absorbed in developing the overall reduction in selling, general and administrative expense and were partially offset by greater reductions achieved in existing stores. Payroll costs decreased in fiscal 2002 as compared to fiscal 2001 as a result of continued efforts to reduce store payroll hours and control labor rates. The decrease in other expenses resulted from, among other things, centralized control of the consumption of certain supplies and services along with reductions in negotiated rates for these items. Advertising costs decreased in fiscal 2002, as compared to fiscal 2001, due to the Company's efforts to reduce production costs through a competitive bidding process and increased vendor funding of promotional initiatives.

The increase in credit expense relates to, among other things, a significant increase in the use of one year no interest promotions for which the Company pays a higher fee to the third party credit provider, higher credit sales volume, and higher bad debt expense. The increase in bad debt expense versus fiscal 2001 relates to reductions taken in the accounts receivable reserve in fiscal 2001, which are established to address exposures to chargebacks on credit receivables that have already been collected. These reserves were reduced in fiscal 2001 as a result of improved credit practices, reductions in the use of third party finance contract sales and management's belief that the Company's exposure was diminished. The reserve calculation assumptions remained unchanged in fiscal 2002.

Professional fees and other charges increased $1.4 million, or 94.0%, to $2.9 million in fiscal 2002 from $1.5 million in fiscal 2001. This increase primarily related to an additional litigation accrual related to the California wage hour class action suit discussed in Note 16 to the financial statements.

(LOSS) INCOME FROM OPERATIONS As a result of the factors discussed above, income from operations decreased to $20.0 million in fiscal 2002 from $21.7 million in fiscal 2001. As a percentage of net sales, income from operations decreased to 5.9% in fiscal 2002 from 6.4% in fiscal 2001.

INTEREST EXPENSE Interest expense decreased $2.6 million, or 37.1%, to $4.3 million in fiscal 2002 from $6.9 million in 2001. The decrease in interest expense resulted from lower average outstanding borrowings and lower average interest rates.

INCOME TAX (BENEFIT) EXPENSE Income tax effective rate increased in fiscal 2002 to 38.1% from 34.8% in fiscal 2001. The Company expects to utilize certain income tax net operating losses over the next fifteen to twenty years.

LIQUIDITY AND CAPITAL RESOURCES The Company's cash requirements consist principally of funding inventory for existing stores, capital expenditures and working capital (primarily inventory) associated with the Company's new stores. The Company's primary sources of liquidity have historically been cash flow from operations and bank borrowings under the Company's Second Amended and Restated Revolving Credit and Gold Consignment agreement dated July 29, 2003 (the "Credit Agreement"), as amended effective March 23, 2004. As of January 31, 2004, the calculated revolver borrowing base availability, pursuant to the Credit Agreement, exceeded the maximum availability of $125.0 million. The Company had $80.3 million of outstanding borrowings under the revolving loan facility as of January 31, 2004.

Fiscal 2003 The Company's cash flow provided by operating activities was $36.9 million in fiscal 2003 compared to cash flow used in operating activities of $20.1 million in fiscal 2002. Increases in accounts payable ($36.1 million), accrued expenses ($13.1 million) and accrued payroll ($1.2 million) were offset by increases in merchandise inventories ($9.5 million), current income tax benefit ($2.3 million) and accounts receivable ($0.9 million) and decreases in income taxes payable ($3.3 million) and deferred income taxes ($3.1 million). Cash used in investing activities included the funding of capital expenditures of $11.5 million, related primarily to the opening of 21 new stores in fiscal 2003, compared to $8.6 million used for capital expenditures in 2002.

The Company utilized cash for financing activities in fiscal 2003 primarily to (i) decrease revolver borrowing ($14.2 million), (ii) make principal payments on the term loan ($4.5 million), (iii) purchase 321,400 shares of common stock at an average price of $11.92 per share under the Stock Repurchase Program ($3.8 million), (iv) pay financing costs ($1.0 million) associated with the second amended and restated credit facility, and (v) decrease outstanding checks ($2.3 million). Cash generated by financing activities included proceeds from the exercise of options ($0.3 million). Stockholders' equity decreased to $105.8 million at January 31, 2004 from $117.9 million at January 31, 2003.

Fiscal 2002 The Company's cash flow used in operating activities was $20.1 million in fiscal 2002 compared to cash flow provided by operating activities of $45.2 million in fiscal 2001. Decreases in accounts payable ($34.4 million) in order to gain cash discounts and increases in merchandise inventories ($3.1 million) as compared to a prior year decrease in inventory ($14.1 million) and increase in accounts payable ($7.7 million) were the significant changes in fiscal 2002. Cash used in investing activities included the funding of capital expenditures of $8.6 million, related primarily to the opening of 17 new stores in fiscal 2002 compared to $12.7 million used for capital expenditures in 2001.

Cash generated by financing activities included revolver borrowings ($59.2 million) and proceeds from the exercise of options ($1.6 million). The Company utilized cash for financing activities in fiscal 2002 primarily to (i) purchase gold to settle the gold consignment facility ($20.5 million), (ii) make scheduled principal payments on the term loan ($5.3 million) and (iii) repurchase 605,600 shares of common stock under the Stock Repurchase Program announced July 23, 2002 ($6.5 million). Stockholders' equity increased to $117.9 million at January 31, 2003 from $113.1 million at January 31, 2002.

Other Liquidity and Capital Resources Elements During fiscal 2003, the Company amended and restated its $166.5 million credit facility. The Company has a total $125.0 million revolving credit facility through July 28, 2007, which includes a gold consignment facility of up to $40.0 million. Interest rates and commitment fees charged on the unused facility float based on the Company's quarterly performance. Since these interest rates are determined by reference to LIBOR or prime rates, changes in market interest rates can materially affect the Company's interest expense. Borrowings under the revolver are limited to a borrowing base determined based on the levels of the Company's inventory and accounts receivable. Availability under the revolver is based on amounts outstanding thereunder.

The Company amended the Credit Agreement effective March 23, 2004 in order to, among other things, (i) add a Layaway Reserve to the Borrowing Base (each as defined in the Credit Agreement), (ii) add and amend certain financial covenants including, amending the Fixed Charge Coverage Ratio (as defined in the Credit Agreement) and adding a covenant to maintain a Net Worth (as defined in the Credit Agreement) of at least $90.0 million at January 31, 2005, (iii) cap the borrowings under the facility to a maximum of $85.0 million for at least thirty consecutive calendar days during the period December 15, 2004 through and including February 15, 2005, (iv) increase the interest rate at which LIBOR based borrowings are available under the Credit Agreement to LIBOR plus 2.5% through April 30, 2005, (v) set the Commitment Fee Rate (as defined in the Credit Agreement) at 0.5% through April 30, 2005, and (vi) set the Standby Letter of Credit Fee Rate (as defined in the Credit Agreement) at 2.0% through April 30, 2005. The Company periodically determines the value of the unused facility based upon a formula the result of which varies with fluctuations in inventory and receivable levels and aggregate borrowings. The peak outstanding borrowing under the Company's revolver during fiscal 2003 and 2002 was $110.4 million and $111.9 million, respectively. The unused facility and availability was $42.6 million as of January 31, 2004. Cash receipts are applied against the outstanding borrowings on a daily basis in accordance with the credit facility provisions.

On October 29, 2003, the Company entered into a letter agreement with its lenders which clarified and supplemented the Credit Agreement with respect to the consolidated Capital Factors actions, the SEC investigation and the investigation by the United States Attorney. Pursuant to the letter agreement, the lenders under the Credit Agreement reserved their rights to determine that the consolidated Capital Factors actions, the SEC investigation or the United States Attorney's investigation constituted a breach of the Credit Agreement. As of March 22, 2004, the Company and its lenders entered into a new letter agreement which rescinded the October 29, 2003 letter agreement. Pursuant to the new letter agreement, the lenders under the Credit Agreement have agreed that, as of March 23, 2004, the consolidated Capital Factors actions, the SEC investigation and the United States Attorney's investigation have not resulted in a breach of the Credit Agreement. In addition, the lenders have agreed that none of these matters will give rise to a default or event of default under the Credit Agreement so long as the resolution of such matters does not involve the payment by the Company of Restitution (which is defined below) in an amount in excess of $15.0 million, or does not result in the indictment of the Company or any of its current officers, directors or employees with principal financial or accounting responsibilities. The new letter agreement also states that any settlement involving the payment of Restitution in excess of $15.0 million shall constitute a default under the Credit Agreement or any indictment of the Company or any of the persons described above may constitute a default under the Credit Agreement.

"Restitution" is defined as any restitution paid by the Company (whether cash or non-cash or current or deferred consideration) arising from a civil settlement or award and/or criminal penalties paid or payable in connection with the Capital Factors litigation, the SEC investigation and/or the United States Attorney investigation and any other actions or proceedings directly related thereto; excluding, however, (i) amounts paid by the Company for consignment inventory held on behalf of the parties involved in the Capital Factors litigation, (ii) amounts already accrued on the books of the Company for the purchase of merchandise from the parties involved in the Capital Factors litigation and (iii) the value of any consigned inventory returned to parties involved in the Capital Factors litigation.

At this time the Company does not expect the payment of Restitution to exceed $15.0 million and, based on the Company's current financial plan, expects to be in compliance with all financial covenants as set forth in the Credit Agreement in 2004.

Subject to the contingencies identified in Note 16 to the financial statements and other risks, including those identified in Forward-Looking Statements, management expects that based on our current financial plan the cash flow from operating activities and funds available under the Company's revolving credit facilities should be sufficient to support the Company's current new store expansion program, seasonal working capital needs and liabilities that may arise with respect to the Capital Factors related matters and the investigations of the United States Attorney's Office and the SEC. Additionally, the Company intends to vigorously contest the putative class action complaints and exercise all of its available rights and remedies. Given that these class action cases are in their early stages, and no substantive proceedings have occurred, it is not possible to evaluate the likelihood of an unfavorable outcome in any of these matters, or to estimate any amount or range of potential loss, if any. While there are many potential outcomes, an adverse outcome in these actions could have a material adverse effect on the Company's results of operations, financial condition or liquidity. It cannot be determined at this stage whether these claims will be resolved in the fiscal year ending January 31, 2005.

If the Company were to trigger an event of default pursuant to the March 22, 2004 letter agreement the Company may be required to negotiate relief with its lenders or to seek new financing. There is no assurance that new financing arrangements would be available on acceptable terms or at all. If the existing lenders were to cease funding under the revolving loan facility or require immediate repayment and if the Company were not able to arrange new financing on acceptable terms, this would have a material adverse effect on the Company, which could affect the underlying valuation of its assets and liabilities.

In the near term, the Company expects increased professional fees associated with the matters discussed in Note 16 to the financial statements to continue into fiscal 2004, thereby impacting earnings and cash flow. However, such fees have been significantly lower since the end of fiscal 2003.

A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The peak consigned inventories from merchandise vendors were $99.0 million and $85.7 million during fiscal 2003 and 2002, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company, the vendors' understanding that the Company bears risk of loss but does not possess title, and a number of economic or competitive conditions in the jewelry business or the general economy. Any change in these relationships could have a material adverse effect on the Company's results of operations or financial condition.

On July 23, 2002, the Company announced that the Board of Directors had established a Stock Repurchase Program covering up to $25.0 million of its common stock. During fiscal 2003, the Company repurchased an additional 321,400 shares at a total cost of $3.8 million under the program. As of January 31, 2004, the Company had repurchased a total of 927,000 shares at a total cost of $10.3 million under this program.

The Company's inventory levels and working capital requirements have historically been highest in advance of the Christmas season. The Company has funded these seasonal working capital needs through borrowings under the Company's revolver and increases in trade payables and accrued expenses.

Interest Rate Risk The Company's exposure to changes in interest rates relate primarily to its borrowing activities to fund business operations. The Company principally uses floating rate borrowings under its revolving credit facility. The Company currently does not use derivative financial instruments to protect itself from fluctuations in interest rates.

The information below summarizes the Company's interest rate risk associated with debt obligations outstanding as of January 31, 2004. The table presents principal cash flows and related interest rates by fiscal year of maturity or repricing date.

(in thousands)	Expected Fiscal Year of Maturity/Repricing 2004	2005	2006	Total
Variable rate [a]	$ 80,340	—	—	$ 80,340
Average interest rate	3.25%	—	—	3.25%
Fixed rate	$ 640	—	—	$ 640
Average interest rate	12.15%	—	—	12.15%

(a) All term loans are variable rate, which reprice within 2004. Interest rates charged on the facility float based on the Company's quarterly financial performance.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" (the effective date of which was amended in September 1999 by FASB Statement No. 137 "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 – an amendment of FASB Statement No. 133"). This Statement was further amended in June 2000 by FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 137." SFAS 133 and the amendments found in SFAS No. 138 require that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

Effective February 1, 2001, the Company adopted SFAS 133, as amended, with no impact on its financial statements.

Gold Price Risk The Company does not hedge gold price changes. Current increases in gold prices have had and may have a future negative impact on gross margin to the extent sales prices for such items do not increase commensurately.

Diamond Price Risk Recent increases in diamond prices may have a future negative impact on gross margin to the extent that sales prices for such items do not increase commensurately.

Inflation The Company believes that inflation generally has not had a material effect on the results of its operations. There is no assurance, however, that inflation will not materially affect the Company in the future.

Contractual Obligations The following summarizes the Company's contractual obligations at January 31, 2004:

(in thousands)	Total	PAYMENTS DUE BY PERIOD Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Revolver	$ 80,340	$ —	$ —	$ 80,340	$ —
Accrued interest	206	206	—	—	—
Subordinated debt	640	640	—	—	—
Purchasing obligations	1,547	1,547	—	—	—
Operating leases	217,150	30,065	85,275	66,975	34,835
Total contractual obligations	$ 299,883	$ 32,458	$ 85,275	$ 147,315	$ 34,835

In the normal course of business, the Company issues purchase orders to vendors for purchase of merchandise inventories. The outstanding amount of these purchase orders is not included in the above table, as the purchase orders may be cancelled at the option of the Company without penalty.

Critical Accounting Policies and Estimates The Company's critical accounting policies and estimates, including the assumptions and judgments underlying them, are disclosed in the Notes to the Financial Statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, inventory valuation, depreciation methods and asset impairment recognition. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors.

Accounts Receivable Accounts receivable consist primarily of customer credit card charges and other non-recourse third party credit arrangements for merchandise delivered to the customer for which the Company has not yet received payment under the terms of the arrangements. Allowance for doubtful accounts represents reserves established to address exposures to chargebacks on credit receivables that have already been collected. The Company accrues an estimate of expected chargebacks based on the Company's historical chargeback experience.

Merchandise Inventories Merchandise inventories are stated principally at the lower of weighted average cost or market. Purchase cost is reduced to reflect certain allowances and discounts received from merchandise vendors. Periodic credits or payments from merchandise vendors in the form of consignment buydowns, volume or other purchase discounts and other vendor consideration are reflected in the carrying value of the inventory and recognized as a component of cost of sales as the merchandise is sold. Additionally, to the extent it is not addressed by established vendor return privileges, and if the amount of cash consideration received from the vendor exceeds the estimated fair value of the goods returned, that excess amount is reflected as a reduction in the purchase cost of the inventory acquired. Allowances for inventory shrink, scrap and other provisions are recorded based upon analysis and estimates by the Company.

To the extent the Company's agreements with merchandise vendors provide credits for co-op advertising, the Company has historically classified such credits as a reduction to advertising expense in selling, general and administrative expenses. EITF 02-16, which was effective for all arrangements entered into after December 31, 2002, requires certain merchandise vendor allowances to be classified as a reduction to inventory cost unless evidence exists supporting an alternative classification. In prior years, certain vendors reimbursed the Company for certain co-op advertising costs that were incurred. In 2003, the Company changed the terms of its Vendor Trading Agreements to include a vendor allowance for advertising calculated as a percentage of merchandise purchases. During fiscal year 2003, the Company received $2.7 million of vendor allowances for advertising. The Company records such allowances as a reduction of inventory cost and as the inventory is sold, the Company will recognize a lower cost of sales.

The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations associated with holding and safekeeping such consigned inventory are not reflected in the Company's financial statements. At the time of sale of consigned merchandise to customers, the Company records the purchase liability and the related consignor cost of such merchandise in cost of sales.

Legal Contingencies The Company is involved in certain legal matters and other claims including those discussed in Note 16 to the financial statements. As required by Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies," the Company determines whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company analyzes its legal matters and other claims based on available information to assess potential liability. The Company consults with outside counsel involved in our legal matters when analyzing potential outcomes. The reserve for these matters totaled $8.6 million at January 31, 2004.

Based on the nature of such estimates, it is possible that future results of operations or net cash flows could be materially affected if actual outcomes are significantly different than management's estimates related to these matters.

Revenue Recognition The Company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Revenue from merchandise sales is recognized when delivery has occurred and title and risk of loss have transferred to the customer. The Company accrues an estimate of expected returns, which have not yet been presented, based on its historical returns experience, which is governed by the Company's merchandise returns policy. Repair revenues are recognized when the service is complete and the merchandise is delivered to the customer. The Company recognizes revenue, net of cost reimbursed to an unrelated third party service provider, from the sale of an extended warranty and service contract at the time the contract is executed with the customer. The Company records revenue from layaway program sales at the time the customer fulfills the terms of the program, including receipt of full payment and delivery of the merchandise to the customer. The Company charges the customer on a monthly basis to cover the costs of administration of inactive layaways.

Accounting for Stock Based Compensation The Company follows Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" and the related interpretations in accounting for its stock option plans. Since the stock option plans meet certain criteria of APB No. 25, the Company does not recognize any compensation cost in the income statement. Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" issued subsequent to APB No. 25, defines a "fair value based method" of accounting for employee stock options but allows companies to continue to measure compensation cost for employee stock options using the "intrinsic value based method" prescribed in APB No. 25.

The Company believes that applying the intrinsic value based method of accounting for stock options prescribed by APB No. 25 is a critical accounting policy because application of SFAS 123 would require the Company to estimate the fair value of employee stock options at the date of the grant and record an expense in the income statement over the vesting period for the fair value calculated, thus reducing net income and earnings per share.

The Company has no immediate plans at this time to voluntarily change its accounting policy to the fair value based method; however, the Company continues to evaluate this alternative. In accordance with SFAS 123, the Company has been disclosing in the Notes to the Financial Statements the impact on net income and earnings per share as if the fair value based method was adopted.

Accounting for Business Combinations and Goodwill and Other Tangibles In accordance with the Financial Accounting Standard Board Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," the Company evaluates goodwill for impairment on an annual basis in the fourth quarter or earlier whenever indicators of impairment exist. SFAS 142 requires that if the carrying value of a reporting unit for which the goodwill relates to exceeds its fair value, an impairment loss is recognized to the extent that the carrying value of the reporting unit goodwill exceeds the "implied fair value" of reporting unit goodwill. As discussed in the notes to the financial statements, the Company evaluated goodwill using discounted cash flow and a market multiple approach for impairment and concluded that no impairment currently exists.

The Company believes that the accounting estimate related to determining fair value is a critical accounting estimate because: (1) it is highly susceptible to change from period to period because it requires Company management to make assumptions about the future cash flows over several years in the future and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our results of operations could be material. Management's assumptions about future cash flows requires significant judgment and actual cash flows in the future may differ significantly from those forecasted today.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting for Stock Based Compensation The Financial Accounting Standards Board issued Statement No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure", during fiscal 2002. This Statement amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of this statement as of January 31, 2003.

Accounting for Guarantees The Financial Standards Accounting Board issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is serving, or was serving, at its request in such capacity. The maximum potential amount of future payments the Company could be required to make pursuant to indemnification obligations is unlimited; however, the Company has purchased directors and officer liability insurance that, under certain circumstances, enables it to recover a portion of certain future amounts paid. The Company has no liabilities recorded for these obligations as of January 31, 2003 and 2004; however, reference should be made to Note 16 to the financial statements with respect to legal contingencies.

Transactions with Affiliates and Related Parties In the past, the Company provided certain office services to Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company or other companies, from time to time, which own and operate primarily mall-based snack food stores, and in which Messrs. Hugh Patinkin, John Desjardins and Matthew Patinkin own a 52% equity interest. A substantial portion of the remaining equity interest is owned by the adult children and other family members of Norman Patinkin, a member of the Board of Directors. For these services, Double P Corporation paid the Company $700 per month. Effective February 1, 2004, the Company no longer provides these services. Matthew Patinkin previously served as a director of Double P Corporation and one of Norman Patinkin's adult children is a director and chief executive officer of Double P Corporation. Messrs. Hugh Patinkin, John Desjardins and Matthew Patinkin spend a limited amount of time providing services to Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company. Such services are provided in accordance with the Company's Code of Ethics. In the case of Hugh Patinkin and John Desjardins, these services are performed solely in their capacities as shareholders of Double P Corporation. In the case of Matthew Patinkin, these services are performed in his capacity as a shareholder of Double P Corporation and were previously performed in his capacities as a director as well as a shareholder of Double P Corporation. Messrs. Hugh Patinkin and John Desjardins receive no remuneration for these services other than reimbursement of expenses incurred. Matthew Patinkin receives no remuneration for these services other than the fee he previously received for his services as a director of Double P Corporation. In several cases, the Company and Double P Corporation agreed to divide and separately lease contiguous mall space. The Company and Double P Corporation concurrently negotiated separately with each landlord ("Simultaneous Negotiations") to reach agreements for their separate locations. Since the Company's initial public offering, its policy had required that the terms of any such leases must be approved by a majority of the Company's outside directors. The Company had conducted such negotiations in less than ten situations, since the Company's initial public offering in 1996. The Company's current policy is that it will no longer enter into such Simultaneous Negotiations.

The Company offers health insurance coverage to the members of its Board of Directors. The health insurance policy options and related policy cost available to the Directors are the same as those available to the Company's senior level employees.

The Company operates a program under which executive officers and directors, and parties introduced to the Company by its executive officers and directors, are permitted to purchase most Company merchandise at approximately ten percent above the Company's cost. During fiscal 2003, such purchases totaled approximately $174,000.

Corporate Governance Initiatives As part of its on going work in connection with the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC and listing standards adopted by the New York Stock Exchange, the Board of Directors of the Company has adopted corporate governance guidelines designed to formalize existing Board practices, such as regular meetings of the non-executive directors, and to address other governance matters, such as criteria for Board membership. In addition, the composition of the Board of Directors has been changed, resulting in a higher percentage of independent directors. The Board also is considering additional measures designed to enhance the continued independence of the Board.

As a result of the Company's internal investigation described elsewhere in this annual report and the recent terminations of the Company's Chief Financial Officer and Executive Vice President, Merchandising arising out of that investigation, the Board and management are undertaking several changes in the Company's management structure. In particular, the Company is in the process of conducting a search for a Chief Operating Officer, a newly created position, who will have significant responsibility for the day-to-day operations of the Company. In addition, the Company plans to hire a new Executive Vice President, Merchandising. The Company also plans to hire a General Counsel, a newly created position, who will oversee all legal matters and serve as the Company's Chief Corporate Compliance Officer. The Company has already hired a Director of Internal Audit who reports directly to the Chairman of the Audit Committee of the Board of Directors.

Forward-Looking Statements As used herein, references to the "Company," "Whitehall Jewellers," "we," "us," and "our" refer to Whitehall Jewellers, Inc. This report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the current beliefs of management of the Company as well as assumptions made by and information currently available to management including statements related to the markets for our products, general trends and trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict" and similar expressions and their variants, as they relate to the Company or our management, may identify forward-looking statements. Such statements reflect our judgment as of the date of this report with respect to future events, the outcome of which is subject to certain risks, including the factors described below, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. Whitehall Jewellers undertakes no obligation to update forward-looking statements. The following factors, among others, may impact forward-looking statements contained in this report: (1) a change in economic conditions or the financial markets which negatively impacts the retail sales environment and reduces discretionary spending on goods such as jewelry; (2) reduced levels of mall traffic caused by economic or other factors; (3) our ability to execute our business strategy and the related effects on comparable store sales and other results; (4) the extent and results of our store expansion strategy and associated occupancy costs, and access to funds for new store openings; (5) the high degree of fourth quarter seasonality of our business; (6) the extent and success of our marketing and promotional programs; (7) personnel costs and the extent to which we are able to retain and attract key personnel; (8) the effects of competition; (9) the availability and cost of consumer credit; (10) relationships with suppliers; (11) our ability to maintain adequate information systems capacity and infrastructure; (12) our leverage and cost of funds and changes in interest rates that may increase such costs; (13) our ability to maintain adequate loss prevention measures; (14) fluctuations in raw material prices, including diamond, gem and gold prices; (15) developments relating to the consolidated Capital Factors actions and the related Securities and Exchange Commission ("SEC") and United States Attorney's office investigations, shareholder and other civil litigation, including the impact of such developments on our results of operations and financial condition and relationship with our lenders or with our vendors; (16) regulation affecting the industry generally, including regulation of marketing practices; (17) the successful integration of acquired locations and assets into our existing operations; and (18) the risk factors identified from time to time in our filings with the SEC.

Statements of Operations

For the Years Ended January 31, 2004, 2003 and 2002

(in thousands, except per share data)	2004	2003	2002
Net sales	$ 344,655	$ 341,037	$ 338,911
Cost of sales (including buying and occupancy expenses)	217,622	213,242	207,227
Gross profit	127,033	127,795	131,684
Selling, general and administrative expenses	114,624	104,891	108,481
Professional fees and other charges	21,874	2,899	1,494
(Loss) income from operations	(9,465)	20,005	21,709
Interest expense	4,110	4,341	6,902
(Loss) income before income taxes	(13,575)	15,664	14,807
Income tax (benefit) expense	(4,861)	5,970	5,153
Net (loss) income	$ (8,714)	$ 9,694	$ 9,654
Basic earnings per share:			
Net (loss) income	$ (0.62)	$ 0.67	$ 0.66
Weighted average common shares	14,098	14,545	14,584
Diluted earnings per share:			
Net (loss) income	$ (0.62)	$ 0.64	$ 0.66
Weighted average common shares and common share equivalents	14,098	15,038	14,685

The accompanying notes are an integral part of the financial statements.

Balance Sheets

As of January 31, 2004 and January 31, 2003

(in thousands, except per share amounts)	2004	2003
ASSETS		
Current assets:		
Cash	$ 1,901	$ 2,048
Accounts receivable, net	2,544	1,621
Merchandise inventories	206,146	196,694
Other current assets	875	1,470
Current income tax benefit	2,294	—
Deferred income taxes, net	5,712	2,627
Deferred financing costs	261	510
Total current assets	219,733	204,970
Property and equipment, net	60,948	61,634
Goodwill, net	5,662	5,662
Deferred financing costs	654	213
Total assets	$ 286,997	$ 272,479
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Revolver loans	$ 80,340	$ 94,490
Current portion of long-term debt	640	4,500
Customer deposits	3,601	3,454
Accounts payable	60,538	26,784
Income taxes payable	—	3,303
Accrued payroll	4,457	3,282
Other accrued expenses	24,479	11,380
Total current liabilities	174,055	147,193
Long-term debt	—	640
Deferred income taxes, net	3,639	3,607
Other long-term liabilities	3,535	3,138
Total liabilities	181,229	154,578
Commitments and contingencies		
Stockholders' equity:		
Common Stock, ($.001 par value; 60,000,000 shares authorized; 18,055,008 shares and 18,020,968 shares issued, respectively)	18	18
Class B Common Stock, ($1.00 par value; 26,026 shares authorized; 142 shares issued and outstanding)	—	—
Additional paid-in capital	106,091	105,795
Retained earnings	39,311	48,025
Treasury stock, (4,134,143 and 3,822,637 shares, respectively, at cost)	(39,652)	(35,937)
Total stockholders' equity, net	105,768	117,901
Total liabilities and stockholders' equity	$ 286,997	$ 272,479

The accompanying notes are an integral part of the financial statements.

Statements of Stockholders' Equity

For the Years Ended January 31, 2004, 2003 and 2002

(in thousands)	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance at January 31, 2001	$ 17	$ —	$ 103,341	$ 28,677	$ (28,977)
Net income	—	—	—	9,654	—
Exercise of options	—	—	426	—	—
Stock issued under					
Employee Stock Purchase Plan	—	—	—	—	7
Balance at January 31, 2002	17	—	103,767	38,331	(28,970)
Net income	—	—	—	9,694	—
Exercise of options	1	—	2,028	—	(459)
Treasury stock repurchase	—	—	—	—	(6,548)
Stock issued under					
Employee Stock Purchase Plan	—	—	—	—	40
Balance at January 31, 2003	18	—	105,795	48,025	(35,937)
Net loss	—	—	—	(8,714)	—
Exercise of options	—	—	296	—	40
Treasury stock repurchase	—	—	—	—	(3,831)
Stock issued under					
Employee Stock Purchase Plan	—	—	—	—	76
Balance at January 31, 2004	$ 18	$ —	$ 106,091	$ 39,311	$ (39,652)

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows

For the Years Ended January 31, 2004, 2003 and 2002

(in thousands)	2004	2003	2002
Cash flows from operating activities:			
Net (loss) income	$ (8,714)	$ 9,694	$ 9,654
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	12,209	11,216	10,715
Store closing impairment charge	—	—	822
Loss on disposition of assets	435	146	74
Write-off of deferred loan cost	516	—	—
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable, net	(923)	(432)	217
(Increase) decrease in merchandise inventories, net of gold consignment	(9,452)	(3,143)	14,098
Decrease (increase) in other current assets	595	(246)	(536)
(Increase) in current income tax benefit	(2,294)	—	—
(Decrease) increase in deferred taxes, net	(3,053)	1,997	2,327
Increase (decrease) in accounts payable	36,100	(34,381)	7,695
Increase (decrease) customer deposits	147	(509)	(251)
(Decrease) increase in income taxes payable	(3,303)	46	384
Increase (decrease) in accrued payroll	1,175	(2,988)	1,100
Increase (decrease) in other accrued expenses	13,099	(1,944)	(1,638)
Increase in other long-term liabilities	397	478	532
Net cash provided by (used in) operating activities	36,934	(20,066)	45,193
Cash flows from investing activities:			
Capital expenditures	(11,509)	(8,571)	(12,695)
Net cash used in investing activities	(11,509)	(8,571)	(12,695)
Cash flows financing activities:			
Borrowing on revolver loan	1,007,773	1,065,170	1,043,464
Repayment of revolver loan	(1,021,923)	(1,005,957)	(1,055,407)
Repayment of term loan	(4,500)	(5,250)	(4,250)
Purchase of gold to settle gold consignment	—	(20,453)	(6,118)
Proceeds from gold consignment	—	—	3,107
Financing costs	(1,117)	—	(348)
Proceeds from exercise of stock options	296	1,570	426
Proceeds from stock issued under the Employee Stock Purchase Plan	76	40	7
Purchase of treasury stock	(3,831)	(6,548)	—
(Decrease) in outstanding checks	(2,346)	(628)	(13,564)
Net cash (used in) provided by financing activities	(25,572)	27,944	(32,683)
Net change in cash and cash equivalents	(147)	(693)	(185)
Cash and cash equivalents at beginning of period	2,048	2,741	2,926
Cash and cash equivalents at end of period	$ 1,901	$ 2,048	$ 2,741
Supplemental disclosures of cash flow information:			
Interest paid during year	$ 2,962	$ 2,515	$ 6,372
Income taxes paid during year	$ 3,813	$ 3,809	$ 2,274

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

(1) DESCRIPTION OF OPERATIONS

The financial statements of Whitehall Jewellers, Inc. (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 380 and 370 stores located in 38 states operating in regional or super-regional shopping malls as of January 31, 2004 and January 31, 2003, respectively. The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

(2) COMMON STOCK REPURCHASE PROGRAM

On July 23, 2002, the Company announced that the Board of Directors had established a stock repurchase program covering up to $25.0 million of its common stock. During fiscal 2003, the Company repurchased 321,400 shares of common stock under the stock repurchase program at a total cost of approximately $3.8 million. As of January 31, 2004, the Company had repurchased a total of 927,000 shares of common stock under the stock repurchase program at a total cost of approximately $10.4 million. Shares repurchased by the Company reduce the weighted average number of shares of Common Stock outstanding for basic and diluted earnings per share calculations.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents For purposes of the statements of cash flows, the Company considers any temporary cash investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable Accounts receivable consists primarily of customer credit card charges and other non-recourse third party credit arrangements for merchandise delivered to the customer for which the Company has not yet received payment under the terms of the arrangements. Allowance for doubtful accounts represents reserves established to address exposures to chargebacks on credit receivables that have already been collected. The Company accrues an estimate of expected chargebacks based on the Company's historical chargeback experience.

Merchandise Inventories Merchandise inventories are stated principally at the lower of weighted average cost or market. Purchase cost is reduced to reflect certain allowances and discounts received from merchandise vendors. Periodic credits or payments from merchandise vendors in the form of consignment buydowns, volume or other purchase discounts and other vendor consideration are reflected in the carrying value of the inventory and recognized as a component of cost of sales as the merchandise is sold. Additionally, to the extent it is not addressed by established vendor return privileges, and if the amount of cash consideration received from the vendor exceeds the estimated fair value of the goods returned, that excess amount is reflected as a reduction in the purchase cost of the inventory acquired. Allowances for inventory shrink, scrap and other provisions are recorded based upon analysis and estimates by the Company.

To the extent the Company's agreements with merchandise vendors provide credits for co-op advertising, the Company has historically classified such credits as a reduction to advertising expense in selling, general and administrative expenses. Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" which was effective for all arrangements entered into after December 31, 2002, requires certain merchandise vendor allowances to be classified as a reduction to inventory cost unless evidence exists supporting an alternative classification. In prior years, certain vendors reimbursed the Company for certain co-op advertising costs that were incurred. In 2003, the Company changed the terms of its Vendor Trading Agreements to include a vendor allowance for advertising calculated as a percentage of merchandise purchases. During fiscal year 2003, the Company received $2.7 million of vendor allowances for advertising. The Company records such allowances as a reduction of inventory cost and as the inventory is sold, the Company will recognize a lower cost of sales.

The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations associated with holding and safekeeping such consigned inventory are not reflected in the Company's financial statements. At the time of sale of consigned merchandise to customers, the Company records the purchase liability and the related consignor cost of such merchandise in cost of sales.

Property and Equipment Property and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over estimated useful lives ranging from five to ten years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or ten years.

Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

Long-Lived Assets When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long-lived asset carrying values, using projections of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

Goodwill Goodwill represents the excess of cost over the fair value of assets acquired in purchase business combinations. Under the Financial Accounting Standards Board Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", goodwill and indefinite lived intangible assets are reviewed annually in the fourth quarter (or more frequently if impairment indicators arise) for impairment. The Company adopted SFAS 142 on February 1, 2002 and has discontinued the amortization of goodwill. The Company reviewed goodwill for impairment as of January 31, 2004 and determined that no impairment existed.

Deferred Financing Costs In connection with the Company's financing agreements, the Company incurred various financing costs, which have been deferred on the Company's balance sheet and are amortized over the terms of the agreements and included in interest expense.

Accounts Payable Accounts payable include outstanding checks which were $4,166,000 and $6,512,000 as of January 31, 2004 and 2003, respectively.

Advertising and Marketing Expense The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefit. Advertising expense was $8.5 million and $6.0 million for fiscal year 2003 and 2002, respectively.

Direct-response advertising consists primarily of special offers, fliers and catalogs that include value off coupons for the merchandise.

Store Pre-opening Expense Expenses associated with the opening of new store locations are expensed in the period such costs are incurred.

Lease Expense The Company leases the premises for its office facilities and all of its retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases. Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

Self-insurance The Company self-insures or retains a portion of the exposure for losses related to workers compensation and general liability costs. It is the Company's policy to record self-insurance reserves, as determined actuarially, based upon claims filed and an estimate of claims incurred but not yet reported.

Revenue Recognition The Company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Revenue from merchandise sales is recognized when delivery has occurred and title and risk of loss have transferred to the customer. The Company accrues an estimate of expected returns, which have not yet been presented, based on its historical returns experience, which is governed by the Company's merchandise returns policy. Repair revenues are recognized when the service is complete and the merchandise is delivered to the customer. The Company recognizes revenue, net of cost reimbursed to an unrelated third party service provider, from the sale of an extended warranty and service contract at the time the contract is executed with the customer. The Company records revenue from layaway program sales at the time the customer fulfills the terms of the program, including receipt of full payment and delivery of the merchandise to the customer. The Company charges the customer on a monthly basis to cover the costs of administration of inactive layaways.

Earnings Per Share Basic earnings per share are computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed assuming the exercise of all dilutive stock options. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly.

Income Taxes Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock Based Compensation The Financial Accounting Standards Board issued Statement No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure," during 2002. This Statement amends Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of this statement as of January 31, 2003.

The Company accounts for stock-based compensation according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which results in no charge to earnings when options are issued at fair market value.

The following table illustrates the effect on net income and earnings per share for the fiscal years ended January 31, 2004, 2003 and 2002 if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, to stock-based employee compensation:

(in thousands, except per share amounts)	2004	2003	2002
Net (loss) income, as reported	$ (8,714)	$ 9,694	$ 9,654
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(921)	(1,951)	(2,459)
Pro forma net (loss) income	$ (9,635)	$ 7,743	$ 7,195
Earnings per share:			
Basic-as reported	$ (0.62)	$ 0.67	$ 0.66
Basic-pro forma	$ (0.68)	$ 0.53	$ 0.49
Diluted-as reported	$ (0.62)	$ 0.64	$ 0.66
Diluted-pro forma	$ (0.68)	$ 0.51	$ 0.49

For purposes of pro forma net income and earnings per share calculations in accordance with SFAS 123, for each option granted during the years ended January 31, 2004, 2003 and 2002 the fair value is estimated using the Black-Scholes option-pricing model. The assumptions used are as follows:

	2004	2003	2002
Risk-free interest rate	3.3%	4.1%	5.1%
Dividend yield	0	0	0
Option life	5.5 years	5.5 years	7 years
Volatility	60%	62%	44%

Management Estimates The preparation of financial statements in conjunction with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Valuation reserves for inventory, accounts receivable, sales returns and deferred tax assets are significant examples of the use of such estimates. Actual results could differ from those estimates.

Accounting for Derivative Instruments and Hedging Activities Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of Statement No. 133 – an amendment of FASB Statement No. 133", was required to be adopted by the Company for its fiscal year beginning after December 1, 2000. SFAS 133 requires disclosures of the objectives for holding or issuing derivative instruments, the context to understand the objectives and the strategies for achieving the objectives and disclosures related to the impact of derivatives as reflected in the statement of comprehensive income and requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and measured at their fair values. SFAS 133 also requires changes in the fair value of derivatives to be recorded in each period in current earnings or comprehensive income, depending on the intended use of the derivatives. The Company adopted SFAS 133, as amended, effective February 1, 2001, which had no impact on its financial statements.

Accounting for the Impairment or Disposal of Long-Lived Assets In August 2001, the Financial Accounting Standards Board issued Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes accounting requirements for impaired long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. The Company adopted SFAS 144 effective February 1, 2002, which had no impact on its financial statements.

Accounting for Costs Associated with Exit or Disposal Activities In June 2002, the Financial Accounting Standards Board issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that costs associated with exit or disposal activities after December 31, 2002 be recorded at fair value in the period in which the liability is incurred. The Company adopted SFAS 146 effective January 1, 2003, which had no impact on its financial statements.

Accounting for Guarantees The Financial Standards Accounting Board issued FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is serving, or was serving, at its request in such capacity. The maximum potential amount of future payments the Company could be required to make pursuant to these indemnification obligations is unlimited; however, the Company has purchased directors and officers liability insurance that, under certain circumstances, enables it to recover a portion of certain future amounts paid. The Company has no liabilities recorded for these obligations as of January 31, 2004, however, reference should be made to Note 16 to the financial statements with respect to legal contingencies.

(4) ACCOUNTS RECEIVABLE, NET

Accounts receivable, net included the following as of January 31:

(in thousands)	2004	2003
Accounts receivable	$ 3,082	$ 2,165
Less: allowance for doubtful accounts	(538)	(544)
Accounts receivable, net	$ 2,544	$ 1,621

The Company has charged bad debt expense of $973,000, $1,686,000 and $577,000 for doubtful accounts for the years ended January 31, 2004, 2003 and 2002, respectively.

(5) MERCHANDISE INVENTORIES

Merchandise inventories consisted of the following as of January 31:

(in thousands)	2004	2003
Raw materials	$ 9,827	$ 7,657
Finished goods inventory	196,319	189,037
Merchandise inventories	$ 206,146	$ 196,694

Raw materials consist primarily of diamonds, precious gems, semi-precious gems and gold. Included within finished goods inventory are allowances for inventory shrink, scrap and miscellaneous costs of $3,731,000 and $3,567,000 for the years ended January 31, 2004 and 2003, respectively. As of January 31, 2004 and 2003, merchandise consignment inventories held by the Company that are not included in its balance sheets total $91,635,000 and $74,924,000, respectively.

Certain merchandise procurement, distribution and warehousing costs are allocated to inventory. As of January 31, 2004 and 2003, these amounts included in inventory are $3,500,000 and $3,364,000, respectively. The amounts comprising the overhead pool of capitalizable costs were $5,521,000, $5,566,000 and $5,211,000 for the years ended January 31, 2004, 2003 and 2002, respectively.

(6) PROPERTY AND EQUIPMENT, NET

Property and equipment included the following as of January 31:

(in thousands)	2004	2003
Furniture and fixtures, and software	$ 86,506	$ 77,614
Leasehold improvements	35,098	36,407
Property and equipment	121,604	114,021
Accumulated depreciation and amortization	(60,656)	(52,387)
Property and equipment, net	$ 60,948	$ 61,634

Depreciation expense was $11,760,000, $10,704,000 and $9,955,000 for the years ended January 31, 2004, 2003, and 2002, respectively.

The Company has recognized impairment charges included in costs of sales, measured as the excess of net book value of furniture, fixtures and leasehold improvements over their fair values, associated with management's decision to close stores. As of January 31, 2004 the Company has completed the closure of eleven stores without requiring significant adjustment to the originally recorded charges and continues to pursue the closure of the remainder. The Company did not record any impairment charges for the fiscal year ended January 31, 2004 and January 31, 2003. The Company recorded $822,000 in impairment charges for the year ended January 31, 2002.

The amount of internally developed software capitalized during the year ending January 31, 2004 and 2003 was $115,000 and $53,000, respectively, and is included in furniture, fixtures and software. Amortization of capitalized software for the year ended January 31, 2004 and 2003, was $50,000 and $69,000, respectively. The remaining unamortized costs of internally developed software included in property and equipment as of January 31, 2004 and 2003 was $229,000 and $164,000, respectively.

(7) GOODWILL, NET

On September 10, 1998, the Company acquired substantially all of the assets of 36 jewelry stores operating under the Jewel Box name from Carlyle & Co. Jewelers and its affiliates, headquartered in Greensboro, North Carolina. The Company purchased all associated inventory, accounts receivable and fixed assets for approximately $22 million (including fees and other costs) in cash (the "Acquisition"). The Acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of Acquisition. The excess of the purchase price over the fair values of the net assets acquired was $6.6 million and has been recorded as goodwill.

The Company adopted the provisions of SFAS 142 effective February 1, 2002 and has discontinued the amortization of goodwill. The Company has no other separately identifiable intangible assets. Pursuant to this standard, the Company has completed an assessment of the categorization of its existing goodwill. In addition, the Company completed an analysis of the fair value using both a discounted cash flow analysis and a market multiple approach and has determined that no impairment of goodwill should be recorded. The carrying amount of goodwill as of January 31, 2004 and January 31, 2003 was $5,662,000. The table below shows income before income taxes, net income and earnings per share for the years ended January 31, 2004, 2003 and 2002, adjusted to add back goodwill amortization and related tax effects.

(in thousands, except per share data)	2004	2003	2002
Reported (loss) income before income taxes	$ (13,575)	$ 15,664	$ 14,807
Add back: Goodwill amortization	—	—	262
Adjusted (loss) income before income taxes	$ (13,575)	$ 15,664	$ 15,069
Reported net (loss) income	$ (8,714)	$ 9,694	$ 9,654
Add back: After tax impact of goodwill amortization	—	—	171
Adjusted (loss) net income	$ (8,714)	$ 9,694	$ 9,825
Basic earnings per share:			
Reported net (loss) income	$ (0.62)	$ 0.67	$ 0.66
After tax impact of goodwill amortization	—	—	0.01
Adjusted (loss) net income	$ (0.62)	$ 0.67	$ 0.67
Diluted earnings per share:			
Reported net (loss) income	$ (0.62)	$ 0.64	$ 0.66
After tax impact of goodwill amortization	—	—	0.01
Adjusted (loss) net income	$ (0.62)	$ 0.64	$ 0.67

(8) OTHER LONG-TERM LIABILITIES

Included in long-term liabilities at January 31, 2004 and 2003 are $3,535,000 and $3,138,000 respectively, of deferred lease costs.

(9) FINANCING ARRANGEMENTS

Effective July 29, 2003, the Company entered into a Second Amended and Restated Revolving Credit, Term Loan and Gold Consignment Agreement (the "Credit Agreement"), with certain members of its prior bank group to provide for a total facility of $125.0 million through July 28, 2007. Interest rates and the commitment fee charged on the unused portion of the facility float based upon the Company's financial performance as calculated quarterly. The Company amended the Credit Agreement effective March 23, 2004 in order to, among other things, (i) add a Layaway Reserve to the Borrowing Base (each as defined in the Credit Agreement), (ii) add and amend certain financial covenants including, amending the Fixed Charge Coverage Ratio (as defined in the Credit Agreement) and adding a covenant to maintain a Net Worth (as defined in the Credit Agreement) of at least $90.0 million at January 31, 2005, (iii) cap the borrowings under the facility to a maximum of $85.0 million for at least thirty consecutive calendar days during the period December 15, 2004 through and including February 15, 2005, (iv) increase the interest rate at which LIBOR based borrowings are available under the Credit Agreement to LIBOR plus 2.5% through April 30, 2005, (v) set the Commitment Fee Rate (as defined in the Credit Agreement) at 0.5% through April 30, 2005, and (vi) set the Standby Letter of Credit Fee Rate (as defined in the Credit Agreement) at 2.0% through April 30, 2005.

Under this Credit Agreement, the banks have a collateral security interest in substantially all of the assets of the Company. The Credit Agreement contains certain restrictions including restrictions on investments, payments of dividends, assumption of additional debt, acquisitions and divestitures. The Credit Agreement also requires the Company to maintain a specified ratio of the sum of earnings before interest, taxes, depreciation and amortization plus minimum store rent to the sum of minimum store rent plus cash interest expense. As of January 31, 2004, the calculated revolver availability, pursuant to the Credit Agreement, exceeded the maximum availability of $125.0 million. The Company had $80.3 million of outstanding borrowings under the revolving loan facility as of January 31, 2004.

On October 29, 2003, the Company entered into a letter agreement with its lenders which clarified and supplemented the Credit Agreement with respect to the consolidated Capital Factors actions, the SEC investigation and the investigation by the United States Attorney. Pursuant to the letter agreement, the lenders under the Credit Agreement reserved their rights to determine that the consolidated Capital Factors actions, the SEC investigation or the United States Attorney's investigation constituted a breach of the Credit Agreement. As of March 22, 2004, the Company and its lenders entered into a new letter agreement which rescinded the October 29, 2003 letter agreement. Pursuant to the new letter agreement, the lenders under the Credit Agreement have agreed that, as of March 23, 2004, the consolidated Capital Factors actions, the SEC investigation and the United States Attorney's investigation have not resulted in a breach of the Credit Agreement. In addition, the lenders have agreed that none of these matters will give rise to a default or event of default under the Credit Agreement so long as the resolution of such matters does not involve the payment by the Company of Restitution (which is defined below) in an amount in excess of $15.0 million or does not result in the indictment of the Company or any of its current officers, directors or employees with principal financial or accounting responsibilities. The new letter agreement also states that any settlement involving the payment of Restitution in excess of $15.0 million shall constitute a default under the Credit Agreement or any indictment of the Company or any of the persons described above may constitute a default under the Credit Agreement.

"Restitution" is defined as any restitution paid by the Company (whether cash or non-cash or current or deferred consideration) arising from a civil litigation settlement or award and/or criminal penalties paid or payable in connection with the Capital Factors litigation, the SEC investigation, and/or the United States Attorney investigation and any other actions or proceedings directly related thereto; excluding however, (i) amounts paid by the Company for consignment inventory held on behalf of the parties involved in the Capital Factors litigation, (ii) amounts already accrued on the books of the Company for the purchase of merchandise from the parties involved in the Capital Factors litigation and (iii) the value of any consigned inventory returned to parties involved in the Capital Factors litigation.

At this time, the Company does not expect the payment of Restitution to exceed $15.0 million and, based on the Company's current financial plan, expects to be in compliance with all financial covenants as set forth in the Credit Agreement in 2004.

Subject to the contingencies identified in Note 16 to the financial statements and other risks, including those identified in Forward-Looking statements, management expects that based on our current financial plan the cash flow from operating activities and funds available under the Company's revolving credit facilities should be sufficient to support the Company's current new store expansion program, seasonal working capital needs and liabilities that may arise with respect to the Capital Factors related matters and the investigations of the United States Attorney's Office and the SEC. Additionally, the Company intends to vigorously contest the putative class action complaints and exercise all of its available rights and remedies. Given that these class action cases are in their early stages, and no substantive proceedings have occurred, it is not possible to evaluate the likelihood of an unfavorable outcome in any of these matters, or to estimate any amount or range of potential loss, if any. While there are many potential outcomes, an adverse outcome in these actions could have a material adverse effect on the Company's results of operations, financial condition or liquidity. It cannot be determined at this stage whether these claims will be resolved in the fiscal year January 31, 2005.

If the Company were to trigger an event of default pursuant to the March 22, 2004 letter agreement the Company may be required to negotiate relief with its lenders or to seek new financing. There is no assurance that new financing arrangement would be available on acceptable terms or at all. If the existing lenders were to cease funding under the revolving loan facility or require immediate repayment and if the Company were not able to arrange new financing on acceptable terms, this would have a material adverse effect on the Company, which could affect the underlying valuation of its assets and liabilities.

In the near term, the Company expects increased professional fees associated with the matters discussed in Note 16 to the financial statements to continue into fiscal 2004, thereby impacting earnings and cash flow. However, such fees have been significantly lower since the end of fiscal 2003.

Revolver Loan The revolving loan facility under the Credit Agreement is available up to a maximum of $125.0 million, including amounts consigned under the gold consignment facility, and is limited by a borrowing base computed based on the value of the Company's inventory and accounts receivables. Availability under the revolver is based on amounts outstanding thereunder, including the value of consigned gold, which fluctuates based on gold prices. Interest rates and commitment fees on the unused facility float based on the Company's quarterly financial performance.

The interest rates for borrowings under the Credit Agreement are, at the Company's option, based on LIBOR rates or the United States banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for LIBOR borrowings.

The interest expense under the revolver facility for the years ended January 31, 2004, 2003 and 2002 was $2,900,000, $3,008,000 and $4,650,000, respectively, reflecting a weighted average interest rate of 3.2%, 4.2% and 6.4%, respectively.

Term Loan In connection with the Credit Agreement, the Company paid the term loan amount due under the prior credit agreement, totaling $4.5 million during fiscal 2003. Interest rates for these borrowings were, at the Company's option, based on LIBOR rates or the United States banks' prime rate. Interest was payable monthly for prime borrowings and upon maturity for LIBOR borrowings. Interest rates and the commitment fee charged on the unused facility float based on the Company's quarterly financial performance. The interest expense under the term loan facility for the years ended January 31, 2004, 2003 and 2002 was $72,000, $353,000 and $841,000, respectively reflecting a weighted average interest rate of 3.9%, 4.4% and 6.7%, respectively.

Gold Consignment Facility The Company has the opportunity to enter into gold consignments with certain third party financial institutions. At this time the Company has no obligations under the gold consignment facility. In the event of a consignment of gold, the Company provides the third party financial institution with title to a certain number of troy ounces of gold held in the Company's existing merchandise inventory in exchange for cash at the current market price of gold. The Company then consigns the gold from the third party financial institution, pursuant to a gold consignment agreement. This agreement entitles the Company to use the gold in the ordinary course of its business. The gold consignment facility is a transfer of title in specified quantities of the gold content of the Company's inventory (a non-financial asset) to a financial institution in exchange for cash. The Company continues to bear responsibility for damage to the inventory, as is the case in all of its consigned inventory arrangements with its other vendors.

The Company has accounted for gold consignment transactions as a reduction in its inventories, as it has transferred title to the gold to the financial institution. Similar to other consigned inventories in the possession of the Company (for which the Company bears risk of loss but does not possess title), the value of the inventory is not included in the assets of the Company. The terms of the gold consignment agreement require the Company to deliver the specified quantities of consigned gold back to the third party financial institution at the end of the facility (which currently expires in 2007). Physical delivery can be made from the Company's inventory or from gold acquired by the Company in the open market. As an alternative to physical delivery of these specific troy ounces of gold, the Company can elect to purchase the consigned quantities at the current market price for gold on that date.

In August 2002, the Company delivered gold to its banks extinguishing all existing Company gold consignment obligations under the Credit Agreement. The purchase had the effect of increasing the weighted average cost of gold available for retail sale by the Company and resulted in a higher weighted average cost of sales in subsequent periods. The Company estimated subsequent cost of sales as a result of this transaction to be approximately $1.5 million greater based on the effect of the transaction on the weighted average cost of gold product in its inventory prior to this purchase. Approximately $798,000 and $725,000 of this increase in cost of sales is reflected in the year ended January 31, 2004 and 2003, respectively. This purchase increased the Company's inventory by $20.5 million and was funded by revolver loan borrowings. The Company currently has no gold consignment obligations to the banks under the Credit Agreement.

The consignment fees totaled $0, $354,000 and $804,000 for the years ended January 31, 2004, 2003 and 2002, respectively, at a weighted average rate of 0.0%, 3.0% and 3.7%, respectively.

Subordinated Notes As of January 31, 2004 and 2003, the Company had Series C Senior Subordinated Notes due 2004 (the "Series C Notes") totaling $640,000 which bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. Interest expense was $78,000 for each of the years ended January 31, 2004, 2003 and 2002, respectively.

As of January 31, 2004 and 2003, the current portion and noncurrent portion of long-term debt consisted of the following:

(in thousands)	2004	2003
Current portion of long-term debt:		
Term loan	$ —	$ 4,500
Subordinated debt	640	—
Sub total	$ 640	$ 4,500
Long-term debt, net of current portion:		
Subordinated debt	$ —	$ 640
Total	$ 640	$ 5,140

The final scheduled maturity of the subordinated notes totaling $640,000 is on October 31, 2004.

The carrying amount of the Company's borrowings under the Credit Agreement and other long-term borrowings approximates fair value based on current market rates.

(10) DEFERRED FINANCING COSTS

In conjunction with the Company's refinancing of its prior credit agreement with certain members of its prior bank group, deferred financing costs of $516,000 related to the prior credit facility were written off and included in interest expense in fiscal 2003. Costs associated with the second amended and restated credit facility totaling approximately $1.0 million are being amortized over the term of the Credit Agreement. Amortization expense in the years ended January 31, 2004, 2003 and 2002 was $926,000, $511,000 and $487,000, respectively.

(11) INCOME TAXES

The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of January 31:

	2004		2003	
(in thousands)	Temporary Difference	Tax Effect	Temporary Difference	Tax Effect
Merchandise inventories	$ 1,988	$ 775	$ 1,699	$ 664
Accrued rent	3,798	1,481	3,412	1,331
Accounts receivable	872	340	935	365
Sales returns	920	359	709	276
Vacation pay	1,154	450	1,132	441
Severance	900	351	—	—
Litigation reserve	8,572	3,342	1,000	390
Workers' compensation reserve	774	302	—	—
State and local government fees	1,926	752	937	365
State closing payables	121	47	225	88
Other	4	1	183	72
Net operating loss carryforward	1,971	769	858	334
AMT credit carryforward	53	21	—	—
Total deferred tax asset	23,053	8,990	11,090	4,326
Property and equipment, net	14,181	5,530	12,446	4,854
Goodwill	1,584	618	1,160	452
Valuation allowance	1,971	769	—	—
Total deferred tax liability	(17,736)	(6,917)	(13,606)	(5,306)
Net deferred tax asset (liability)	$ 5,317	$ 2,073	$ (2,516)	$ (980)

The net current and non-current components of deferred income taxes recognized in the balance sheet at January 31 are as follows:

(in thousands)	2004	2003
Net current assets	$ 5,712	$ 2,627
Net non-current (liability)	(3,639)	(3,607)
Net deferred tax asset (liability)	$ 2,073	$ (980)

At January 31, 2004, the Company also had a state net operating loss of $21,593,000. This net operating loss will expire in tax years 2006 to 2023. A valuation allowance of $769,000 has been established to reflect management's belief that based on the nature of the net operating losses, the jurisdictions involved and consideration of current tax planning strategies, it is currently unlikely that the deferred tax associated with the net operating loss carryforward will be fully realized prior to expiration.

The income tax expense for the years ended January 31, consists of the following:

(in thousands)	2004	2003	2002
Current (benefit) expense	$ (1,636)	$ 3,795	$ 3,548
Deferred tax (benefit) expense	(3,225)	2,175	1,605
Total income tax (benefit) expense	$ (4,861)	$ 5,970	$ 5,153

The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 34%, 35% and 34% for the years ended January 31, 2004, 2003 and 2002, respectively.

(in thousands)	2004	2003
Taxes computed at statutory rate	$ (4,616)	$ 5,482
Sales income tax (benefit) expense, net of federal tax effect	(1,032)	499
Valuation expense	769	—
Other	18	(11)
Total income tax (benefit) expense	$ (4,861)	$ 5,970

(12) COMMON STOCK

Following are the number of shares issued and outstanding for each of the Company's classes of Common Stock as of January 31:

(in thousands)	Common Stock (par value $.001)	Class B Common Stock (par value $1.00)	Treasury Stock
Balance at January 31, 2001	17,733,387	148	(3,200,876)
Conversion of Class B Common Stock	213	(6)	—
Exercise of Options/Restricted Shares	76,230	—	—
Issuance of Stock	—	—	667
Balance at January 31, 2002	17,809,830	142	(3,200,209)
Exercise of Options/Restricted Shares	211,138	—	(21,418)
Purchase of Treasury Stock	—	—	(605,600)
Issuance of Stock	—	—	4,590
Balance at January 31, 2003	18,020,968	142	(3,822,637)
Exercise of Options/Restricted Shares	34,040	—	—
Purchase of Treasury Stock	—	—	(321,400)
Issuance of Stock	—	—	9,896
Balance at January 31, 2004	18,055,008	142	(4,134,141)

Each share of Class B Common Stock is exchangeable into common stock on a 35.4 for 1 basis. Each share of Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to 35.4 votes on each matter submitted to stockholders for vote.

(13) EARNINGS PER COMMON SHARE

Basic earnings per share are computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed assuming the exercise of all dilutive stock options. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share ("EPS") computations for the years ended January 31:

	2004		2003		2002	
(in thousands, except per share amounts)	Basic	Diluted	Basic	Diluted	Basic	Diluted
EPS Numerator:						
Net (loss) income	$ (8,714)	$ (8,714)	$ 9,694	$ 9,694	$ 9,654	$ 9,654
EPS Denominator:						
Average common shares outstanding:	14,098	14,098	14,545	14,545	14,584	14,584
Effect of dilutive securities:						
Stock options	—	—	—	493	—	101
Total shares	14,098	14,098	14,545	15,038	14,584	14,685
Earnings per share	$ (0.62)	$ (0.62)	$ 0.67	$ 0.64	$ 0.66	$ 0.66
Stock options excluded from the calculation of diluted earnings per share (due to their antidilutive effect on the calculation)	—	1,240	—	606	—	1,133

(14) EMPLOYEE BENEFIT PLANS

Effective October 1, 2001, the Company established an Employee Stock Purchase Plan ("ESPP") for the benefit of substantially all employees. Employees become eligible to participate in the ESPP after six consecutive months of employment and the employee's customary employment is more than 20 hours per week. Through employee contributions to the ESPP, the employee can purchase common stock of the Company at 90% of the market value.

Effective October 1, 1997, the Company established a 401(k) Plan (the "Plan") for the benefit of substantially all employees, the assets of which are not commingled with Company funds. Employees become eligible to participate in the Plan after one year of service, which is defined as at least one year of employment and 1,000 hours worked in that year. The Company may make discretionary contributions to the Plan. No such discretionary contributions have been made since inception.

In 1988, the Company established an Employee Stock Ownership Plan (the "ESOP"), which is a noncontributory plan established to acquire shares of the Company's Class B Common Stock for the benefit of all employees. In conjunction with completion of the Company's initial public offering and recapitalization of its financing arrangements, the Company restructured the ESOP. As of January 31, 1998, all remaining shares had been released to participants. As long as the stock is publicly traded the Company is not required to repurchase shares from ESOP participants. However, if the Company were to cease being public, the Company's shares held by the ESOP would be subject to redemption at market value. As of January 31, 2004 and 2003, there were approximately 425,000 and 470,000 Company shares with a market value of approximately $3.9 million and $4.7 million held by ESOP, respectively. The only remaining activity of the ESOP is to make distributions to existing participants or beneficiaries.

(15) STOCK PLANS

In April 1996, the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

In addition, the Company may grant stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures and performance shares. Performance shares are rights, contingent upon the attainment of the performance measures within a specified performance period, to receive one share of common stock, which may be restricted, or the fair market value of such performance share in cash. No compensatory options have been granted under the 1996 Plan during fiscal 2003. A total of 1,156,784 shares of common stock have been reserved for issuance under the 1996 Plan. Grants may be made under the 1996 Plan during the ten years after its effective date. Options granted under the 1996 Plan generally vest in four equal annual installments and expire ten years after the date of grant. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment.

The Company approved the 1997 Long-Term Incentive Plan (the "1997 Plan") on February 24, 1997 and the stockholders adopted the 1997 Plan on June 5, 1997. On June 8, 1999, June 1, 2000 and June 11, 2002, the stockholders adopted amendments to the 1997 Plan to increase the common stock reserved for issuance under the 1997 Plan. Under the 1997 Plan, the Company may grant ISOs or nonqualified stock options. The 1997 Plan also provides for the grant of SARs, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of common stock, which may be restricted, or the fair market value of such performance share in cash. No compensatory options have been granted under the 1997 Plan during fiscal 2003. A total of 2,500,000 shares of Common Stock have been reserved for issuance under the 1997 Plan. Grants may be made under the 1997 Plan during the ten years after its effective date. Options granted under the 1997 Plan generally vest in three or four equal annual installments and expire ten years after the date of grant.

In December 1998, the Company adopted the 1998 Non-Employee Director Stock Option Plan (the "1998 Plan"), effective February 1, 1998. Under the 1998 Plan, non-employee directors may elect to receive all or a designated amount of their directors' fee in the form of stock options. A total of 37,500 shares have been reserved for issuance under the 1998 Plan. Grants may be made during the ten years after its effective date. Options granted under the 1998 Plan vest at the end of the quarter in which the date of grant occurs and expire ten years after the date of grant. During fiscal 2003 and fiscal 2002, no options had been granted under the 1998 Plan.

Option activity for the years ended January 31, 2002, 2003 and 2004 was as follows:

	Shares	Weighted-Average Exercise Price	Options Exercisable
Balance at January 31, 2001	2,497,417	$ 12.29	1,460,575
Options granted	469,849	8.03	
Options exercised	(76,230)	11.75	
Options canceled	(120,318)	19.39	
Balance at January 31, 2002	2,770,718	$ 11.36	1,567,816
Options granted	423,486	13.50	
Options exercised	(211,138)	8.87	
Options canceled	(27,062)	14.16	
Balance at January 31, 2003	2,956,004	$ 11.81	2,105,510
Options granted	80,862	10.27	
Options exercised	(36,806)	8.12	
Options canceled	(254,462)	11.20	
Balance at January 31, 2004	2,745,598	$ 11.88	2,338,574

The weighted-average fair value of 80,862, 423,486 and 469,849 options granted was $5.31, $7.17 and $4.28 for the years ended January 31, 2004, 2003 and 2002, respectively.

The following table summarizes the status of outstanding stock options as of January 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$6.753 - $8.876	442,849	6.49	$ 7.965	299,113	$ 7.885
$8.915 - $9.333	1,008,466	2.43	9.327	988,483	9.332
$9.525 - $12.360	697,619	5.89	11.142	617,634	11.282
$12.563 - $24.250	596,664	6.82	19.948	433,344	21.656
$6.753 - $24.250	2,745,598	4.92	$ 11.875	2,338,574	$ 11.946

(16) COMMITMENTS AND CONTINGENCIES

On July 25, 2002, the Company was named a defendant in a wage hour class action suit filed in California by three former store managers. The case was based principally upon the allegation that store managers employed by the Company in California should have been classified as non-exempt for overtime purposes. The parties reached an agreement to settle the matter resulting in a pre-tax charge of $1,000,000, inclusive of the plaintiff's attorneys' fees, interest, penalties, administrative costs and other Company costs, which was approved by the court on December 11, 2003. This settlement covers the period from July 25, 1998 through the date of final settlement approval by the court. The Company has made payments totaling approximately $1,000,000, per the terms of the settlement agreement, as of January 31, 2004.

The Company was named a defendant in a wage hour suit filed in California by a former employee on May 6, 2003. The case was based principally upon the allegation that the amount of overtime paid to certain California employees was less than the amount actually earned. The suit asserts a claim for $1,000,000. The parties have reached a settlement of the suit for an amount that is not significant in relation to the Company's financial statements.

The Company has been named as one of 14 defendants in a lawsuit originally filed in the United States District Court for the Southern District of New York, now pending in New York State Supreme Court, Commercial Division. The case is brought by Capital Factors, Inc. ("Capital Factors"), which provided financing to defendant Cosmopolitan Gem Corp. ("Cosmopolitan"), an entity with which the Company has certain consignment and other commercial arrangements. The complaint alleges that Cosmopolitan defrauded Capital Factors into advancing funds to Cosmopolitan by misrepresenting Cosmopolitan's finances and the profitability of its operations, and that the Company, along with other persons and entities, including other jewelry retailers, aided and abetted or participated in the alleged fraud. The complaint asserts against the defendants, including the Company, claims under common law and the Racketeer Influenced and Corrupt Organizations Act ("RICO"). Capital Factors seeks aggregate damages from all of the defendants, including the Company, of $30,000,000, plus unspecified punitive damages, interest and fees. Damages, excluding punitive damages, awarded pursuant to claims asserted under RICO as well as interest on such damages are subject to trebling, within the discretion of the court.

The Company has also been named as one of 13 defendants in an amended complaint filed on December 2, 2003 by International Diamonds, L.L.C. ("International") and its affiliate, Astra Diamonds Manufacturers, Ltd. ("Astra"). Astra is an Israeli diamond wholesaler that supplied diamonds to Cosmopolitan; International is a joint venture formed by Cosmopolitan and Astra to sell high quality finished diamond jewelry in the United States. The amended complaint, consolidated with the Capital Factors action described above (the "consolidated Capital Factors actions"), alleges that the Company, along with other jewelry retailers and business affiliates of Cosmopolitan, participated in Cosmopolitan's fraudulent scheme to defraud Capital Factors, and thus injured International and Astra. The complaint asserts claims under common law and RICO, seeking aggregate damages from all of the defendants, including the Company, of $6,800,000 plus interest and fees. Damages awarded pursuant to claims asserted under RICO as well as interest on such damages are subject to trebling, within the discretion of the court. In addition, the complaint alleges claims against the Company for breach of contract for approximately $2,520,000 in goods delivered and invoiced to the Company, for which International has not received payment.

In connection with the consolidated Capital Factors actions in New York state court, the Company has filed an interpleader action for declaratory relief, asking the Court to determine the proper parties to whom the Company must pay amounts and deliver goods that are not in dispute related to goods received from Cosmopolitan and certain other entities. In its answer to the interpleader, Capital Factors has asserted that the Company owes Cosmopolitan $8,600,000 in accounts receivable on invoices assigned to Capital Factors. This amount is included in the $30,000,000 of losses that Capital Factors seeks in its RICO claims. In addition, Ultimo, Inc. ("Ultimo"), a jewelry supplier, is a defendant in the International action and in the interpleader action. Ultimo provided certain items of jewelry to the Company on a consignment basis and asserts that: (1) the Company has sold approximately $450,000 worth of such items, the proceeds of which it claims remain in the Company's possession; and (2) the Company continues to possess approximately $1,780,000 worth of its consignment goods. Ultimo asserts that it should receive these consignment proceeds and goods. Capital Factors and International also have asserted claims to these proceeds and goods. The Company plans to place the remaining consignment goods into escrow, and the New York State Supreme Court has announced that it will hold a hearing as early as May 2004 to determine the proper distribution of these consignment goods. The consignment proceeds already have been placed in the Company's outside counsel's escrow account pending court determination of the proper recipient. The Company is not currently aware of any accounts payable due and owing to any of the claimants in this action that are not already reflected in the Company's accounts payable and accrued liabilities.

In these consolidated Capital Factors actions, document discovery has begun, but depositions have been stayed until April 19, 2004 upon consent of the parties. In addition, the Company has filed motions to dismiss both the Capital Factors and International/Astra complaints. The motions are currently pending before the court.

As previously disclosed, the United States Attorney for the Eastern District of New York is conducting a criminal investigation regarding matters that include those alleged in the consolidated Capital Factors actions. The Company, among others, is a subject of this criminal investigation and is cooperating fully with the United States Attorney.

In addition, subsequent to the filing of the complaint by Capital Factors and as previously disclosed, the SEC initiated an informal inquiry into matters that are the subject of the consolidated Capital Factors actions. On November 3, 2003, the Company received a subpoena issued by the SEC as a part of a formal investigation by the SEC with respect to the matters that are the subject of the consolidated Capital Factors actions. The Company produced documents to the SEC in response to the SEC's subpoena and information requests. The Company is cooperating fully with the SEC in connection with this formal investigation.

In accordance with Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies," the Company determines whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As previously disclosed in a press release furnished to the SEC under cover of a Current Report on Form 8-K dated March 23, 2004, during the fourth quarter of the fiscal year ended January 31, 2004, the Company accrued a litigation reserve of $6.0 million for the consolidated Capital Factors actions and the United States Attorney and SEC investigations. Since March 23, 2004, the Company has engaged in additional settlement negotiations relating to these matters. In light of developments in the ongoing settlement discussions, the Company has accrued an additional reserve for the fourth quarter of the fiscal year ended January 31, 2004, in the amount of $2.6 million, with respect to these matters. There are no assurances that the Company will be able to reach a settlement with any of the parties to the consolidated Capital Factors actions or that such a settlement or settlements, as the case may be, will be for the amount recorded as a reserve. However, the Company currently believes that it is more likely than not that it will reach a settlement or settlements, as the case may be, pertaining to the consolidated Capital Factors actions in the near term. Given the amounts sought in the consolidated Capital Factors actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in excess of the amount recorded could occur and these actions could have a material adverse effect on the Company's results of operations, financial condition or liquidity. The Company is unable at this time to predict the ultimate outcome of the consolidated Capital Factors actions or the United States Attorney and SEC investigations. Professional fees of approximately $9.6 million incurred as a result of the consolidated Capital Factors actions, the United States Attorney and SEC investigations, and the Company's internal investigation, have been expensed through January 31, 2004.

On October 29, 2003, the Company entered into a letter agreement with its lenders which clarified and supplemented the Credit Agreement with respect to the consolidated Capital Factors actions, the SEC investigation and the investigation by the United States Attorney. Pursuant to the letter agreement, the lenders under the Credit Agreement reserved their rights to determine that the consolidated Capital Factors actions, the SEC investigation or the United States Attorney's investigation constituted a breach of the Credit Agreement. As of March 22, 2004, the Company and its lenders entered into a new letter agreement which rescinded the October 29, 2003 letter agreement. Pursuant to the new letter agreement, the lenders under the Credit Agreement have agreed that, as of March 23, 2004, the consolidated Capital Factors actions, the SEC investigation and the United States Attorney's investigation have not resulted in a breach of the Credit Agreement. In addition, the lenders have agreed that none of these matters will give rise to a default or event of default under the Credit Agreement so long as the resolution of such matters does not involve the payment by the Company of Restitution (which is defined below) in an amount in excess of $15.0 million, or does not result in the indictment of the Company or any of its current officers, directors or employees with principal financial or accounting responsibilities. The new letter agreement also states that any settlement involving the payment of Restitution in excess of $15.0 million shall constitute a default under the Credit Agreement or any indictment of the Company or any of the persons described above may constitute a default under the Credit Agreement.

"Restitution" is defined as any restitution paid by the Company (whether cash or non-cash or current or deferred consideration) arising from a civil settlement or award and/or criminal penalties paid or payable in connection with the Capital Factors litigation, the SEC investigation and/or the United States Attorney investigation and any other actions or proceedings directly related thereto; excluding, however, (i) amounts paid by the Company for consignment inventory held on behalf of the parties involved in the Capital Factors litigation and (ii) amounts already accrued on the books of the Company for the purchase of merchandise from the parties involved in the Capital Factors litigation and (iii) the value of any consigned inventory returned to parties involved in the Capital Factors litigation.

At this time the Company does not expect the payment of Restitution to exceed $15.0 million and, based on the Company's current financial plan, expects to be in compliance with all financial covenants as set forth in the Credit Agreement in 2004.

On February 12, 2004, a putative class action complaint captioned *Greater Pennsylvania Carpenters Pension Fund, et al. v. Whitehall Jewellers, Inc. et al.*, Case No. 04 C 1007, was filed in the United States District Court for the Northern District of Illinois against the Company and certain of the Company's current and former officers. The complaint makes reference to the litigation filed by Capital Factors Inc. above and to the Company's November 21, 2003 announcement that it had discovered violations of Company policy by the Company's Executive Vice President, Merchandising, with respect to Company documentation regarding the age of certain store inventory. The complaint further makes reference to the Company's December 22,

2003 announcement that it would restate results for certain prior periods. The complaint purports to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 ("1934 Act") and Rule 10b-5 promulgated thereunder, and alleging that the Company and its officers made false and misleading statements and falsely accounted for revenue and inventory during the putative class period of November 19, 2001 to December 10, 2003.

On February 18, 2004, a putative class action complaint captioned *Michael Radigan, et al., v. Whitehall Jewellers, Inc. et al.*, Case No. 04 C 1196, was filed in the United States District Court for the Northern District of Illinois against the Company and certain of the Company's current and former officers, charging violations of Sections 10(b) and 20(a) of the 1934 Act and Rule 10b-5 promulgated thereunder, and alleging that the Company and its officers made false and misleading statements and falsely accounted for revenue and inventory during the putative class period of November 19, 2001 to December 10, 2003. The factual allegations of this complaint are similar to those made in the Greater Pennsylvania Carpenters Pension Fund complaint discussed above.

On February 20, 2004, a putative class action complaint captioned *Milton Pfeiffer, et al., v. Whitehall Jewellers, Inc. et al.*, Case No. 04 C 1285, was filed in the United States District Court for the Northern District of Illinois against the Company and certain of the Company's current and former officers, charging violations of Sections 10(b) and 20(a) of the 1934 Act and Rule 10b-5 promulgated thereunder, and alleging that the Company and its officers made false and misleading statements and falsely accounted for revenue, accounts payable, inventory, and vendor allowances during the putative class period of November 19, 2001 to December 10, 2003. The factual allegations of this complaint are similar to those made in the Greater Pennsylvania Carpenters Pension Fund complaint discussed above.

On April 6, 2004, the District Court in the Greater Pennsylvania Carpenters case, No. 04 C 1107 consolidated the Pfeiffer and Radigan complaints with the Greater Pennsylvania Carpenters complaint, and on April 14, 2004, granted the plaintiffs up to 60 days to file an amended consolidated complaint.

The Company intends to vigorously contest these putative class action complaints and exercise all of its available rights and remedies. Given that these cases are in their early stages, and no substantive proceedings have occurred, it is not possible at this preliminary stage to evaluate the likelihood of an unfavorable outcome in any of these matters, or to estimate any amount or range of potential loss, if any. While there are many potential outcomes, an adverse outcome in any of these actions could have a material adverse effect on the Company's results of operations, financial condition or liquidity. It cannot be determined at this stage whether these claims will be resolved in the fiscal year ending January 31, 2005.

On January 16, 2004, the Company was named as a defendant in a copyright infringement lawsuit filed in the United States District Court for the District of Minnesota by Janel Russell Designs, Inc. ("Janel Russell Designs"). Janel Russell Designs asserts that the Company is infringing its copyright in a jewelry design by selling infringing merchandise. Janel Russell Designs seeks unquantified damages. Two of the allegedly infringing pieces are supplied to the Company by Samuel Aaron Inc. and one is supplied by Princess Pride Creations. Each of the suppliers has also been sued by Janel Russell Designs in separate lawsuits. Pursuant to language in certain Vendor Trading Agreements the Company entered into with each supplier, the Company tendered the defense of the cases to Samuel Aaron and Princess Pride and demanded indemnification. Both vendors, through counsel, have indicated they will defend and indemnify the Company. The Company filed its answer on March 3, 2004.

The Company is subject to other claims and litigation in the normal course of business. Although there can be no certainty, it is the opinion of management that additional liabilities, if any, resulting from these other claims and litigation are not expected to have a material adverse effect on the Company's financial condition.

The Company leases the premises for its office facilities and all of its retail stores, and certain office and computer equipment generally under noncancelable agreements for periods ranging from two to 13 years. Most leases require the payment of taxes, insurance and maintenance costs. Future minimum rentals under noncancelable operating leases as of January 31, 2004 are as follows:

Years ending January 31, *(in thousands)*	Amount
2005	$ 30,065
2006	29,614
2007	28,305
2008	27,356
2009	25,757
Thereafter	76,053
Total future minimum rent obligations	$ 217,150

Total rental expense for all operating leases for the years ended January 31, is as follows:

	2004	2003	2002
Rental expense:			
Minimum	$ 29,750	$ 28,437	$ 26,730
Rentals based on sales	761	923	1,137
Other	387	431	592
Total rental expense	$ 30,898	$ 29,791	$ 28,459

(17) RELATED PARTY TRANSACTIONS

In the past, the Company provided certain office services to Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company or other companies, from time to time, which own and operate primarily mall-based snack food stores, and in which Messrs. Hugh Patinkin, John Desjardins and Matthew Patinkin own a 52% equity interest. A substantial portion of the remaining equity interest is owned by the adult children and other family members of Norman Patinkin, a member of the Company's Board of Directors. For these services, Double P Corporation paid the Company $700 per month. Effective February 1, 2004, the Company no longer provides these services. Matthew Patinkin previously served as a director of Double P Corporation and one of Norman Patinkin's adult children is a director and chief executive officer of Double P Corporation. Messrs. Hugh Patinkin, John Desjardins and Matthew Patinkin spend a limited amount of time providing services to Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company. Such services are provided in accordance with the Company's Code of Ethics. In the case of Hugh Patinkin and John Desjardins, these services are performed solely in their capacities as shareholders of Double P Corporation. In the case of Matthew Patinkin, these services are performed in his capacity as a shareholder of Double P Corporation and were previously performed in his capacities as a director and a shareholder of Double P Corporation. Messrs. Hugh Patinkin and John Desjardins receive no remuneration for these services other than reimbursement of expenses incurred. Matthew Patinkin receives no remuneration for these services other than the fee he previously received for his services as a director of Double P Corporation. In several cases, the Company and Double P Corporation agreed to divide and separately lease contiguous mall space. The Company and Double P Corporation concurrently negotiated separately with each landlord ("Simultaneous Negotiations") to reach agreements for their separate locations. Since the Company's initial public offering, its policy had required that the terms of any such leases must be approved by a majority of the Company's outside directors. The Company had conducted such negotiations in less than ten situations, since the Company's initial public offering in 1996. The Company's current policy is that it will no longer enter into such Simultaneous Negotiations.

The Company offers health insurance coverage to the members of its Board of Directors. The health insurance policy options and related policy cost available to the Directors are the same as those available to the Company's senior level employees.

The Company operates a program under which executive officers and directors, and parties introduced to the Company by its executive officers and directors, are permitted to purchase most Company merchandise at approximately ten percent above the Company's cost. During fiscal 2003, such purchases totaled approximately $174,000.

(18) UNAUDITED QUARTERLY RESULTS

The Company's results of operations fluctuate on a quarterly basis. The following table sets forth summary unaudited financial information of the Company for each quarter in fiscal 2003 and 2002. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this annual report, and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

	2003 Quarters Ended			
(in thousands, except per share amounts)	April 30, 2003	July 31, 2003	October 31, 2003	January 31, 2004
Net sales	$ 69,149	$ 72,732	$ 66,179	$ 136,595
Gross profit	23,111	24,192	20,880	58,850
Income (loss) from operations	(3,659)	(3,031)	(9,661)	6,886
Net income (loss)	(2,787)	(2,803)	(7,408)	4,284
Diluted earnings per share:				
Net income (loss)	$ (0.20)	$ (0.20)	$ (0.53)	$ 0.30

In the fourth quarter of fiscal 2003, the Company accrued a litigation reserve of $8.6 million for the consolidated Capital Factors actions and the United States Attorney and SEC investigation, as further discussed in Note 16 to the financial statements.

	2002 Quarters Ended			
(in thousands, except per share amounts)	April 30, 2002	July 31, 2002	October 31, 2002	January 31, 2003
Net sales	$ 74,588	$ 76,243	$ 61,831	$ 128,375
Gross profit	27,094	26,445	18,762	55,494
Income (loss) from operations	1,467	1,194	(6,791)	24,135
Net income (loss)	293	54	(5,110)	14,457
Diluted earnings per share:				
Net income (loss)	$ 0.02	$ 0.00	$ (0.35)	$ 1.00

(19) RECLASSIFICATIONS

Certain Balance Sheet amounts from prior periods were reclassified to conform to the current year presentation. These reclassifications had no impact on earnings or equity.

(20) SUBSEQUENT EVENTS

The Company amended the Credit Agreement effective March 23, 2004 in order to, among other things, (i) add a Layaway Reserve to the Borrowing Base (as defined in the Agreement), (ii) add and amend certain financial covenants including, amending the Fixed Charge Coverage Ratio (as defined in the Credit Agreement) and adding a covenant to maintain a Net Worth (as defined in the Credit Agreement) of at least $90.0 million at January 31, 2005, (iii) cap the borrowings under the facility to a maximum of $85.0 million for at least thirty consecutive calendar days during the period December 15, 2004 through and including

February 15, 2005, (iv) increase the interest rate at which LIBOR based borrowings are available under the Credit Agreement to LIBOR plus 2.5% through April 30, 2005, (v) set the Commitment Fee Rate (as defined in the Credit Agreement) at 0.5% through April 30, 2005, and (vi) set the Standby Letter of Credit Fee Rate (as defined in the Credit Agreement) at 2.0% through April 30, 2005.

On October 29, 2003, the Company entered into a letter agreement with its lenders which clarified and supplemented the Credit Agreement with respect to the consolidated Capital Factors actions, the SEC investigation and the investigation by the United States Attorney. Pursuant to the letter agreement, the lenders under the Credit Agreement reserved their rights to determine that the consolidated Capital Factors actions, the SEC investigation or the United States Attorney's investigation constituted a breach of the Credit Agreement. As of March 22, 2004, the Company and its lenders entered into a new letter agreement which rescinded the October 29, 2003 letter agreement. Pursuant to the new letter agreement, the lenders under the Credit Agreement have agreed that, as of March 23, 2004, the consolidated Capital Factors actions, the SEC investigation and the United States Attorney's investigation have not resulted in a breach of the Credit Agreement. In addition, the lenders have agreed that none of these matters will give rise to a default or event of default under the Credit Agreement so long as the resolution of such matters does not involve the payment by the Company of Restitution (which is defined below) in an amount in excess of $15.0 million, or does not result in the indictment of the Company or any of its current officers, directors or employees with principal financial or accounting responsibilities. The new letter agreement also states that any settlement involving the payment of Restitution in excess of $15.0 million shall constitute a default under the Credit Agreement or any indictment of the Company or any of the persons described above may constitute a default under the Credit Agreement.

"Restitution" is defined as any restitution paid by the Company (whether cash or non-cash or current or deferred consideration) arising from a civil settlement or award and/or criminal penalties paid or payable in connection with the Capital Factors Lawsuit, the SEC Investigation and/or the United States Attorney Investigation and any other actions or proceedings directly related thereto; excluding, however, (i) amounts paid by the Company for consignment inventory held on behalf of the parties involved in the Capital Factors Lawsuit and (ii) amounts already accrued on the books of the Company for the purchase of merchandise from the parties involved in the Capital Factors Lawsuit and (iii) the value of any consigned inventory returned to parties involved in the Capital Factors Lawsuit.

As previously disclosed in a press release furnished to the SEC under cover of a Current Report on Form 8-K dated March 23, 2004, during the fourth quarter of the fiscal year ended January 31, 2004, the Company accrued a litigation reserve of $6.0 million for the consolidated Capital Factors actions and the United States Attorney and SEC investigations. Since March 23, 2004, the Company has engaged in additional settlement negotiations relating to these matters. In light of developments in the ongoing settlement discussions, the Company has accrued an additional reserve for the fourth quarter of the fiscal year ended January 31, 2004, in the amount of $2.6 million, with respect to these matters. There are no assurances that the Company will be able to reach a settlement with any of the parties to the consolidated Capital Factors actions or that such a settlement or settlements, as the case may be, will be for the amount recorded as a reserve. However, the Company currently believes that it is more likely than not that it will reach a settlement or settlements, as the case may be, pertaining to the consolidated Capital Factors actions in the near term. The Company is unable at this time to predict the ultimate outcome of the consolidated Capital Factors actions or the United States attorney and SEC investigations.

Report of Independent Accountants

To the Board of Directors and Shareholders of Whitehall Jewellers, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity, and cash flow present fairly, in all material respects, the financial position of Whitehall Jewellers, Inc. (the "Company") at January 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, effective February 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Chicago, Illinois
March 22, 2004, except for the last paragraph of
Note 20 as to which the date is April 15, 2004

Market for the Registrant's Common Equity and Related Stockholder Matters The Company's stock began trading on the New York Stock Exchange under the symbol "JWL" on January 27, 2000. Prior to that date the Company's stock traded on the NASDAQ National Market System under the symbol "WHJI." At April 1, 2004, there were 103 registered holders of Class B stock and 322 registered holders of Common Stock for a total of 425 registered shareholders.

	2004		2003	
Year ended January 31	High	Low	High	Low
First Quarter	$ 10.23	$ 7.90	$ 20.25	$ 13.54
Second Quarter	12.20	8.88	23.00	9.80
Third Quarter	12.60	10.23	12.97	8.00
Fourth Quarter	13.25	8.66	12.35	8.41

The Company has not declared any dividends in fiscal 2003 and 2002, and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Credit Agreement contains restrictions of the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

Corporate Information

BOARD OF DIRECTORS

HUGH M. PATINKIN
Chairman of the Board,
Chief Executive Officer,
President

RICHARD K. BERKOWITZ [1,2,3]
Arthur Andersen, L.L.P.
Former Partner

DANIEL H. LEVY [1,2,3]
Donnkenny, Inc.
Chairman and
Chief Executive Officer,
President

NORMAN J. PATINKIN
United Marketing
Group, L.L.C.
Former Chairman
of the Board

SANFORD SHKOLNIK [1,2,3]
Encore Investments, LCC
Principal

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee

CORPORATE OFFICERS

HUGH M. PATINKIN
Chairman of the Board,
Chief Executive Officer,
President

JOHN R. DESJARDINS
Executive Vice President,
Chief Financial Officer,
Secretary

MATTHEW M. PATINKIN
Executive Vice President,
Operations

MANNY A. BROWN
Executive Vice President,
Operations

INDEPENDENT AUDITORS
PricewaterhouseCoopers, LLP
One North Wacker Drive
Chicago, IL 60606

TRANSFER AGENT
Fleet National Bank
c/o Equiserve Trust
Company, N.A.
150 Royall Street
Canton, MA 02021

CORPORATE HEADQUARTERS
155 North Wacker Drive
Chicago, IL 60606

ANNUAL MEETING
The Annual Meeting
of Shareholders will be
held June 24, 2004 at
10:00 a.m. (C.D.T.)

COMPANY COUNSEL
Sidley Austin Brown & Wood LLP
Bank One Plaza
Chicago, IL 60603

SHAREHOLDER INQUIRIES
John R. Desjardins
Executive Vice President
312.762.9751

INTERNET WEBSITE
www.whitehalljewellers.com

COMMON STOCK LISTING
Shares of Common Stock
of Whitehall Jewellers, Inc.
are listed and traded on the
New York Stock Exchange under
the symbol "JWL".

Whitehall Jewellers, Inc.
155 North Wacker Drive
Chicago, Illinois 60606
312.782.6800